SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM Participações S.A.,

TIM Participações S.A. and

Subsidiary

QUARTERLY INFORMATION

as at June 30, 2020

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. e SUBSIDIARY

QUARTERLY INFORMATION

June 30, 2020 and 2019

Contents

Report of the independent auditors on the quarterly information	1
Audited quarterly information
Balance sheets	3
Statement of income	5
Statements of comprehensive income	7
Statements of changes in shareholders’ equity	8
Cash flow statements	10
Statements of value added	12
Earnings release	13
Notes to the quarterly information	35
Opinion of the Fiscal Council	113
Declaration of the officers on the financial statements	114
Statutory officers statement on independent auditors	115

INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

The shareholders, board of directors and officers

TIM Participações S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Tim Participações S.A. (“Company”) for the quarter ended June 30, 2020, comprising the balance sheet as of June 30, 2020 and the statements of income and comprehensive income for the three-month and six-month periods then ended, and the statements of changes in shareholders’ equity and cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Demonstração Intermediária, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

1

INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for IAS 34 purposes. These statements have been subject to review procedures performed in conjunction with the review of quarterly information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and if their form and content are consistent with the criteria defined in NBC TG 09 “Statement of Added Value”. Based on our review, we are not aware of any fact that leads us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with respect to the individual interim financial information and consolidated taken as whole.

Rio de Janeiro, July 29, 2020.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Fernando Alberto S. Magalhães

Accountant CRC-1SP133169/O-0

2

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
BALANCE SHEETS
June 30, 2020 and December 31, 2019
(In thousands of Reais)

		Parent Company		Consolidated
	Notes	06/2020	12/2019	06/2020	12/2019

Asset		22,991,187	23,133,188	39,831,158	40,348,924

Current assets		101,086	677,929	8,359,062	8,454,129
Cash and cash equivalents	4	28,706	762	3,074,436	2,284,810
Marketable securities	5	377	12,167	255,371	654,479
Trade accounts receivable	6	520	1,844	2,890,962	3,184,780
Inventory	7	-	-	203,741	203,278
Dividends and interest on shareholders’ equity receivable		-	597,550	-	-
Indirect taxes, charges and contributions recoverable	8	-	-	403,484	420,284
Direct taxes, charges and contributions recoverable	9	28,500	28,383	1,017,150	1,395,193
Prepaid expenses	11	1,709	2,729	205,643	175,868
Derivative financial instruments	36	-	-	83,583	16,602
Leases	16	-	-	5,978	4,931
Regulatory credits recoverable	17	-	-	52,228	33,090
Other assets		41,274	34,494	166,586	80,814

Non-current assets		22,890,101	22,455,259	31,472,096	31,894,795
Long-term receivables		80,237	88,077	4,874,921	4,614,305
Marketable securities	5	-	-	3,954	3,849
Trade accounts receivable	6	-	-	140,273	103,075
Indirect taxes, charges and contributions recoverable	8	-	-	828,537	823,349
Direct taxes, charges and contributions recoverable	9	-	-	2,402,061	2,367,607
Judicial deposits	12	78,961	87,049	920,735	1,006,899
Prepaid expenses	11	1,276	1,028	61,077	69,656
Derivative financial instruments	36	-	-	337,930	29,909
Leases	16	-	-	148,783	151,447
Other assets		-	-	31,571	58,514

Investment	13	22,652,308	22,209,626	-	-
Property, plant and equipment	14	-	-	17,330,831	17,612,164
Intangible	15	157,556	157,556	9,266,344	9,668,326

The accompanying notes are an integral part of the quarterly information.

3

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
BALANCE SHEETS
June 30, 2020 and December 31, 2019
(In thousands of Reais)
		Parent Company		Consolidated
	Note	06/2020	12/2019	06/2020	12/2019
Liabilities and Shareholders´ equity		22,991,187	23,133,188	39,831,158	40,348,924

Total Liabilities		143,433	701,370	16,983,404	17,917,106

Current liabilities		64,499	624,194	6,238,540	8,117,479
Suppliers	18	3,538	6,987	2,068,786	3,923,035
Borrowing and financing	20	-	-	1,740,588	1,384,180
Leases	16	-	-	867,212	873,068
Derivative financial instruments	36	-	-	13,543	858
Payroll and related charges		1,394	898	283,219	218,421
Indirect taxes, charges and contributions payable	21	598	530	833,360	463,606
Direct taxes, charges and contributions payable	22	86	25,816	78,517	296,305
Dividends and interest on shareholders’ equity payable	25	46,741	577,837	46,741	577,837
Authorizations payable	19	-	-	62,768	88,614
Deferred revenues	23	-	-	229,314	281,930
Other liabilities		12,142	12,126	14,492	9,625

Non-current liabilities		78,934	77,176	10,744,864	9,799,627

Borrowing and financing	20	-	-	1,347,861	644,908
Derivative financial instruments	36	-	-	-	3,547
Leases	16	-	-	6,964,476	6,907,802
Indirect taxes, charges and contributions payable	21	-	-	3,064	2,997
Direct taxes, charges and contributions payable	22	-	-	212,481	212,310
Deferred income tax and social contribution	10			236,012	47,734
Provision for legal and administrative proceedings	24	49,182	47,423	877,966	840,637
Pension plan and other post-employment benefits	37	-	-	5,782	5,782
Authorizations payable	19	-	-	245,723	237,723
Deferred revenues	23	-	-	789,523	827,182
Other liabilities		29,752	29,753	61,976	69,005

Shareholders’ equity	25	22,847,754	22,431,818	22,847,754	22,431,818
Capital stock		11,510,311	9,866,298	11,510,311	9,866,298
Capital reserves		410,763	410,650	410,763	410,650
Profit reserves		10,515,149	12,159,162	10,515,149	12,159,162
Accumulated other comprehensive income		(1,088)	(1,088)	(1,088)	(1,088)
Treasury shares		(9,511)	(3,204)	(9,511)	(3,204)
Net income for the period		422,130	-	422,130	-

The explanatory notes are an integral part of the quarterly information.

4

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF INCOME
Periods ended June 30, 2020 and 2019
(In thousands of Reais, except as otherwise stated)

		Parent Company		Consolidated
	Notes	2Q/20	06/2020	2Q/19	06/2019

Net revenue	27	-	-	-	-

Costs of services provided and goods sold	28	-	-	-	-
Gross income		-	-	-	-

Operating income (expenses):
Selling expenses	28	-	-	-	-
General and administrative expenses	28	(4,778)	(13,255)	(7,453)	(16,546)
Income from equity accounting	13	267,599	440,472	2,035,905	2,249,626
Other income (expenses), net	29	(787)	(65)	(529)	(46,503)
		262,034	427,152	2,027,923	2,186,577

Operating income		262,034	427,152	2,027,923	2,186,577

Financial income (expenses)
Financial income	30	347	2,866	64	856
Financial expenses	31	(2,091)	(7,888)	(5,887)	(48,545)
		(1,744)	(5,022)	(5,823)	(47,689)
Income before income tax and social contribution		260,290	422,130	2,022,100	2,138,888

Income tax and social contribution	32	-	-	-	3,246

Net income for the period		260,290	422,130	2,022,100	2,142,134

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	33	0.11	0.17	0.84	0.88

Diluted earnings per share	33	0.11	0.17	0.84	0.88

The accompanying notes are an integral part of the quarterly information.

5

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF INCOME
Periods ended June 30, 2020 and 2019
(In thousands of reais, unless otherwise stated)

		Consolidated
	Notes	2Q/20	06/2020	2Q/19	06/2019

Net revenue	27	3,987,106	8,202,414	4,262,741	8,453,568

Costs of services provided and goods sold	28	(1,867,102)	(3,828,550)	(1,859,134)	(3,816,515)
Gross profit		2,120,004	4,373,864	2,403,607	4,637,053

Operational incomes (expenses):
Selling expenses	28	(1,005,566)	(2,214,607)	(1,250,306)	(2,527,353)
General and administrative expenses	28	(401,879)	(840,043)	(474,744)	(880,092)
Other income (expenses), net	29	(83,029)	(174,562)	1,479,228	1,376,832
		(1,490,474)	(3,229,212)	(245,822)	(2,030,613)

Operating income		629,530	1,144,652	2,157,785	2,606,440

Financial income (expenses)
Financial income	30	181,770	546,988	1,254,413	1,316,970
Financial expenses	31	(451,435)	(1,071,228)	(467,886)	(792,992)
		(269,665)	(524,240)	786,527	523,978
Income before income tax and social contribution		359,865	620,412	2,944,312	3,130,418

Income tax and social contribution	32	(99,575)	(198,282)	(922,212)	(988,284)

Net income for the period		260,290	422,130	2,022,100	2,142,134

Earnings per share attributable to the Company’s shareholders (expressed in R $ per share)

Basic earnings per share	33	0.11	0.17	0.84	0.88

Diluted earnings per share	33	0.11	0.17	0.84	0.88

The accompanying notes are an integral part of the quarterly information.

6

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF COMPREHENSIVE INCOME
Periods ended June 30, 2020 and 2019
(In thousands of Reais)
	2Q/20	06/2020	2Q/19	06/2019

Net income for the period	260,290	422,130	2,022,100	2,142,134

Other items in comprehensive income
Total comprehensive income for the period	260,290	422,130	2,022,100	2,142,134

The accompanying notes are an integral part of the quarterly information.

7

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Periods ended June 30, 2020 and 2019
(In thousands of Reais)
			Profit reserves
	Capital Stock	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Treasury stock	Equity valuation adjustments	Retained earnings	Total
Balances on December 31, 2019	9,866,298	410,650	1,010,090	9,537,053	1,612,019	(3,204)	(1,088)	-	22,431,818

Total comprehensive income for the period
Net income for the period								422,130	422,130
Total comprehensive income for the period	-	-	-	-	-	-	-	422,130	422,130
Total shareholder contributions and distributions to shareholders
Stock options (note 25.b)	-	113	-	-		-	-	-	113
Increase in capital stock (note 25.a)	1,644,013			(1,644,013)
Purchase of treasury shares, net of disposals	-	-	-	-		(6,307)	-	-	(6,307)
Total contributions from shareholders and distributions to shareholders	1,644,013	113	-	(1,644,013)	-	(6,307)	-	-	(6,194)
Balances on June 30, 2020	11,510,311	410,763	1,010,090	7,893,040	1,612,019	(9,511)	(1,088)	422,130	22,847,754

The explanatory notes are an integral part of the quarterly information.

8

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Period ended June 30
(In thousands of Reais)
			Profit reserves
	Capital Stock	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Treasury stock	Equity valuation adjustments	Retained earnings	Total
Balances on January 1, 2019	9,866,298	412,091	838,692	7,267,574	1,417,858	(8,523)	847	-	19,794,837

Total comprehensive income for the period
Net income for the period								2,142,134	2,142,134
Total comprehensive income for the period	-	-	-	-	-	-	-	2,142,134	2,142,134
Total shareholder contributions and distributions to shareholders
Stock options	-	1,583	-	-		-	-	-	1,583
Purchase of treasury shares, net of disposals	-	-	-	-		1,357	-	-	1,357
									-
Total shareholder contributions and distributions to shareholders	-	1,583	-	-	-	1,357	-	-	2,940
Balance on June 30, 2019	9,866,298	413,674	838,692	7,267,574	1,417,858	(7,166)	847	2,142,134	21,939,911

The accompanying notes are an integral part of the quarterly information.

9

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
CASH FLOW STATEMENT
Period ended June 30
(In thousands of Reais)

		Parent Company		Consolidated
	Note	06/2020	06/2019	06/2020	06/2019
Operational activities
Income before income tax and social contribution		422,130	2,138,888	620,412	3,130,418
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation and amortization		-	-	2,757,973	2,631,982
Income from equity accounting	13	(440,472)	(2,249,626)	-	-
Residual value of property, plant and equipment and intangible written off		-	-	14,224	15,537
Interest on asset retirement obligation		-	-	(140)	255
Provision for administrative proceedings and lawsuits	24	10,776	53,323	164,129	395,417
Monetary restatement on judicial deposits and legal and administrative proceedings		3,748	46,932	77,618	174,813
Interest, monetary and exchange rate variations on borrowings and other financial adjustments		1,926	-	129,925	(1,053,525)
Interest on leases payable	31	-	-	399,273	407,220
Interest on leases receivable	30	-	-	(750)	(6,422)
Provision for expected credit losses	28	-	-	347,455	360,844
Stock options	26	(1,324)	(862)	886	1,895
		(3,216)	(11,345)	4,511,005	6,058,434
Reduction (increase) in operating assets
Trade accounts receivable		1,324	115	(50,568)	(501,663)
Taxes, charges and contributions recoverable		(117)	27,791	385,220	(1,653,441)
Inventories		-	-	(463)	(30,570)
Prepaid expenses		772	830	(21,195)	(413,375)
Dividends and interest on shareholders´ equity received		597,550	362,436	-	-
Judicial deposits		10,275	23,836	91,658	78,991
Other assets		(6,781)	8,377	(77,200)	(12,273)
Increase (decrease) in operating liabilities
Payroll and related charges		496	(2,630)	64,797	24,347
Suppliers		(3,572)	(8,130)	(1,878,204)	(1,432,872)
Taxes, charges and contributions		11,473	(16,048)	207,546	(64,456)
Authorizations payable		-	-	(22,971)	(108,473)
Payments for legal and administrative proceedings	24	(14,951)	(54,861)	(209,912)	(317,356)
Deferred revenues		-	-	(90,274)	(128,330)
Other liabilities		(1,761)	5,236	(89,289)	(62,443)
Cash generated by operations		591,492	335,607	2,820,150	1,436,520
Income tax and social contribution paid		-	-	(33,462)	(81,813)
Net cash generated by operating activities		591,492	335,607	2,786,688	1,354,707

10

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
CASH FLOW STATEMENT
Periods ended June 30, 2020 and 2019
(In thousands of Reais)

		Parent Company		Consolidated
	Note	06/2020	06/2019	06/2020	06/2019
Investment activities
Marketable securities		11,790	6,257	399,104	288,793
Additions to property, plant and equipment and intangible		-	-	(1,577,297)	(1,594,794)
Receipt of leases		-	-	2,367	6,869
Net cash (used in) generated by investment activities		11,790	6,257	(1,175,826)	(1,299,132)

Financing activities
New borrowings	-	-	1,374,200	1,000,000
Amortization of borrowings	-	-	(737,010)	(346,611)
Interest paid – Borrowings	-	-	(40,575)	(36,263)
Payment of leases	-	-	(528,581)	(361,939)
Interest paid on leases	-	-	(330,593)	(399,391)
Derivative financial instruments	-	-	16,661	22,149
Purchase of treasury shares, net of disposals	(7,080)	1,045	(7,080)	1,045
Dividends and interest on shareholders´ equity paid	(568,258)	(342,984)	(568,258)	(342,986)
Net cash used in financing activities	(575,338)	(341,939)	(821,236)	(463,996)

Increase (decrease) in cash and cash equivalents	27,944	(75)	789,626	(408,421)

Cash and cash equivalents at the beginning of the period	762	167	2,284,810	1,075,530
Cash and cash equivalents at the end of the period	28,706	92	3,074,436	667,109

	Consolidated
	06/2020	06/2019

Non-cash transactions

Additions to property, plant and equipment and intangible assets - with no effect on cash	(510,719)	(5,670,568)
Increase in lease liabilities - no effect on cash	510,719	5,670,568

The accompanying notes are an integral part of the quarterly information.

11

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF VALUE ADDED
Periods ended June 30, 2020 and 2019
(In thousands of Reais)

	Parent Company		Consolidated
	06/2020	06/2019	06/2020	06/2019
Revenue
Gross operational revenue	-	-	11,749,970	12,368,135
Provision for expected credit losses	-	-	(347,455)	(360,844)
Discounts granted, returns and others	-	-	(1,265,719)	(1,386,819)
	-	-	10,136,796	10,620,472
Supplies acquired from third parties
Costs of services provided and goods sold	-	-	(1,173,920)	(1,319,914)
Materials, energy, third-party services, and other	(4,934)	(49,252)	(1,406,015)	(76,454)
	(4,934)	(49,252)	(2,579,935)	(1,396,368)
Retentions
Depreciation and amortization	-	-	(2,757,973)	(2,631,981)
Net value added generated	(4,934)	(49,252)	4,798,888	6,592,123
Value added received in transfer
Income from equity accounting	440,472	2,249,626	-	-
Financial income	2,866	856	546,988	1,316,970
	443,338	2,250,482	546,988	1,316,970
Total added value to be distributed	438,404	2,201,230	5,345,876	7,909,093

Added value distribution
Personnel and expenses
Direct remuneration	4,067	2,289	256,823	250,911
Benefits	411	415	100,785	95,344
F.G.T.S.	136	74	28,946	28,048
Others	1,361	10,123	17,018	97,609
	6,005	12,901	403,572	471,912
Taxes, charges and contributions
Federal	2,339	(2,326)	1,145,635	2,122,223
State	54	-	1,835,010	1,934,122
Municipal	-	-	60,221	54,604
	2,393	(2,326)	3,040,866	4,110,949
Third-party Capital Remuneration
Interest	7,867	48,514	1,070,310	792,259
Rentals	9	7	406,926	389,312
	7,876	48,521	1,477,236	1,181,571
Others
Social investment	-	-	2,072	2,527
	-	-	2,072	2,527
Shareholder's Equity Remuneration
Dividends and interest on shareholders´ equity	-	-	-	-
Retained earnings	422,130	2,142,134	422,130	2,142,134
	422,130	2,142,134	422,130	2,142,134

The accompanying notes are an integral part of the quarterly information.

12

Highlights

Operational Resilience and Fast Recovery of Commercial Dynamics

•	Mobile ARPU advanced 0.9% YoY, reaching R$ 23.4;
•	Recovery of sales volume as economic activity picks up, +21.6% (June 2020 vs. April 2020) in prepaid and +78.3% (Jun/20 vs. Apr/20) in postpaid.
•	TIM Live’s UBB customer base topped 600k connections, adding ~100k customers in the past 12 months, up 19.6% YoY;
•	TIM Live ARPU posted robust growth of 7.6% YoY, reaching R$ 83.9.

Infrastructure Development Despite the Pandemic

•	Leader in 4G coverage spanning 3,517 cities, utilizing multiple frequencies in order to expand capacity;
•	VoLTE technology available in more than 3,495 cities, improving users' voice experience;
•	Acceleration of FTTH expansion with 2.8 million homes covered by fiber optic in 25 cities and the Federal District in June.

Resilient EBITDA with Strong Cost Efficiency Compensating for a Challenging Environment

•	Service Revenues declined 3.4% YoY in 2Q20, reflecting the impact from the pandemic, although with a recovery within the months of the quarter (+1.5% in Jun/20 vs. Apr/20);
•	TIM Live revenues advanced 29.0% YoY, maintaining its fast growth;
•	Normalized Costs and Expenses* fell 12.8% YoY, supported by both fixed and variable costs;
•	Provision for Doubtful Accounts (Bad Debt) fell 15.6% YoY, the first annual reduction since 2017;
•	Normalized EBITDA* reached R$ 2.0 billion, up 0.9% YoY, with cost reduction offsetting the more challenging revenue scenario;
•	Normalized EBITDA Margin* reached 49.6% in 2Q20, with a strong expansion pace (+3.6 p.p.).

*Normalized Operating Costs and Normalized EBITDA according to the items in the Costs section (+R$ 2.6 million in 1Q20, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19). Financial Results normalized by monetary correction on tax credit and labor, tax and civil contingencies (-R$ 1,051 million in 2Q19). Net income normalized by tax credit and other effects (+R$ 865 million in 2Q19) and by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

13

Financial Performance (Including effects from IFRS 9, 15 and 16)

OPERATING REVENUE

Year to date, Net Revenues totaled R$ 8,202, down by 3.0%, reflecting the declines of 0.9% in Service Revenues and 49.4% in Product Revenues.

Mobile Segment Details (net of taxes and deductions):

Mobile Service Revenues (MSR) reached R$ 3,671 million in 2Q20, down by 4.2% compared to the same quarter of the previous year. This decline reflected mostly the sharper drop in prepaid revenues, with a reduction in the number of rechargers, and a smaller commercial activity in postpaid, reflecting the economic fallout from the COVID-19 pandemic. In 6M20, MSR fell 1.5% YoY, as both quarters showed some negative effect.

Despite the challenging environment, Mobile ARPU (Average Monthly Revenues per User) grew 0.9% YoY to reach R$ 23.4, reflecting the maintenance of the company's successful efforts to monetize its customer base through migrations to higher value plans.

The segments' ARPU, which excludes other mobile revenues, fell in prepaid by 1.4% YoY (R$ 11.4) while in postpaid (ex-M2M) it rose by 1.2% YoY (R$ 43.3).

14

2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

Breaking down each mobile segment in the second quarter:

(i)	In the prepaid segment, we noted a reduction in rechargers, leading to a decline of approximately 15% in the level of recharges during the quarter, mostly impacted by social distancing and its economic impacts. As a result, Prepaid Revenues fell 10.7% YoY in 2Q20. It should be noted that the decline in recharging – which exceeded 20% at the end of March – improved consistently as social isolation eased and thus the economic activity picked up gradually, ending the quarter with a less than double-digit decline.
(ii)	The postpaid segment, despite its more resilient profile, was also impacted by the closing of its physical sales channels during the quarter, reducing the pace of sales and slowing migrations. Moreover, the temporary suspension of the client base's price readjustment also contributed to the negative performance of the segment in 2Q20. As a result, Postpaid Revenues fell 1.1% YoY in the quarter. With the gradual reopening that started in mid-June, the company currently has approximately 80% of its channels open, despite timetable and flow restrictions.

Interconnection Revenues (ITX) in 2Q20 grew 31.9% YoY, reflecting the impact from a higher MTR rate (Mobile Termination Revenue +28% YoY), in addition to an increase in incoming traffic (+16% YoY). After successive cuts to MTR, the foreseen Anatel’s increase was applied at the end of the first quarter. The incidence of MTR on Net Service Revenues reached 3.0% in the quarter.

Other Revenues fell 23.2% YoY in 2Q20, but were stable compared to the prior quarter. The annual decline was basically due to the reduction of fines on locked in postpaid clients. It should be noted that the performance of this line is still impacted mainly by revenues from network sharing and swap agreements, in line with the company's strategy to expand the fiber optic transport infrastructure (backbone and backhaul) with higher efficiency in asset allocation (Capex and Opex).

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenues totaled R$ 255 million in the quarter, a 10.8% increase from 2Q19. This performance reflects the growth of TIM Live, which in 2Q20 rose 29.0% YoY and already accounts for approximately 58% of fixed service revenues. At the end of June, Live was present in 27 cities (of which 6 were capitals) and the Federal District and will keep expanding in the coming quarters.

15

The remaining services within the fixed segment fell 7.3% YoY (versus -9.3% in 1Q20). Year to date, Fixed Service Revenues totaled R$ 506 million, up 10.1% YoY.

ARPU (Average Monthly Revenues per User) for TIM Live was R$ 83.9, 7.6% higher than in 2Q19. The performance is explained by the growing penetration of higher-value FTTH offers with faster speeds.

16

2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

OPERATING COSTS AND EXPENSES

*Operating Costs normalized by adjustments to the sale-leaseback contract of towers (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19), tax credit due to the exclusion of ICMS from the calculation basis for PIS/COFINS (-R$ 1,720 million in 2Q19), legal services connected to the PIS/COFINS court decision (+R$ 3.5 million in 2Q19) and revision of loss prognosis for labor contingencies related to employees, tax contingencies and civil contingencies (+R$ 221.8 million in 2Q19).

Reported Operating Costs and Expenses totaled R$ 2,008 million in 2Q20 (+148.8% YoY). The rise is explained by tax credits amounting to R$ 1,720 million booked in 2Q19, related to the exclusion of the ICMS tax from the calculation basis for PIS/COFINS. In this quarter, the line was not impacted by non-recurring expenses.

Note: due to the adoption of IFRS 16, Operating Costs and Expenses - mainly those reported within the Network account - are not impacted by rents, sharing or other types of lease with terms exceeding 12 months, as determined by the standard. Therefore, the amounts for long-term contracts related to infrastructure lease (in addition to others less relevant), important for the company’s operations, are reflected in the P&L under Depreciation and Financial Expenses.

Breakdown of Performance of Costs and Expenses:

Personnel decreased by 5.7% YoY in 2Q20. This performance was influenced mainly by a reduction in commercial personnel expenses as a consequence to the closing of physical sales channels. The company did not reduce its headcount due to the pandemic (+0,2% employees versus 1Q20), but placed employees on vacation leave and suspended employment contracts to maintain the employees' income, however, lessening the payroll financial impacts in the quarter. Year to date, the line has fallen 0.5% YoY with the positive effects from 2Q20 being partly compensated by organic elements such as inflation on wages and benefits in 1Q20.

Selling and Marketing Expenses fell 23.9% YoY in 2Q20, reflecting lower sales and decreased spending on commissions for recharges and for line activations, and lower marketing costs during the pandemic. In addition, 2Q20 was again marked by the structural trends seen in the prior quarters, with efficiency gains from process digitalization, increased penetration of digital channels and a reduction in FISTEL expenses. Year to date, it has fallen 16.8%.

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2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

The Network and Interconnection Group rose 20.3% YoY in 2Q20, boosted by higher costs from the interconnection subgroup (ITX) explained mainly by a higher mobile termination rate (MTR) since February 2020. Network expenses increased 6.7% YoY in 2Q20, stemming from higher costs from infrastructure rental, sharing and maintenance. Year to date, Network and Interconnection have risen 6.8%, reversing the performance seen in 1Q20.

General and Administrative Expenses (G&A) fell 2.0 YoY in the quarter. This decline is mostly explained by a small reduction in professional services and transport. Year to date, the line has risen 9.6% explained by higher spending on IT projects, consulting and legal and administrative services in 1Q20.

Cost of Goods Sold (COGS) fell 65.8% YoY in 2Q20, in line with the sharp decline of Product Revenues, prompted by fewer handsets sold mainly because most TIM stores (the main handset sales channel) were closed during the months of April and May in an effort to contain COVID-19 in the country. Year to date, this line has fallen 45.1% YoY due to the same reasons, which partially impacted 1Q20 results.

In 2Q20, Provisions for Doubtful Accounts (Bad Debt) fell 15.6% YoY. It was the first quarter with an annual decline since 2017. The account also posted a QoQ decline of 15.8%. The performance reflects the efforts to enhance client acquisition through more robust credit models and policies, and higher efficiency in collection and recovery. The collection curves showed continuous improvement in the past few months and are back to levels seen in 2017. In absolute value, the Provision for Doubtful Accounts (Bad Debt) is back at levels seen at the end of 2018, totaling R$ 159 million and representing 2.81% of TIM's Gross Revenue, which demonstrates continuous improvements after peaking at 3.19% in 3Q19. Year to date, the line has fallen 3.7% YoY.

Other Operating Expenses normalized by non-recurring effects declined 1.2% YoY in 2Q20, which accounts for about R$ 1 million.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 35.5 per gross addition in 2Q20, down by 30.6% YoY. The steep reduction was due to more efficient marketing.

1.5 Month payback	The SAC/ARPU ratio (payback per client) fell YoY, reaching 1.5 month from 2.2 months in 2Q19.

18

FROM EBITDA TO NET INCOME

*EBITDA normalized according to the items in the Costs section (+R$ 2.6 million in 1Q20, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19). Financial Results normalized by monetary correction on tax credit and labor, tax and civil contingencies (-R$ 1,051 million in 2Q19). Net income normalized by tax credit and other effects (+R$ 865 million in 2Q19) and by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)

EBITDA exposure to MTR was 0.8% in 2Q20. In this quarter, net MTR (revenue – cost) was positive due to interconnection revenues slightly higher than MTR costs.

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2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 2Q20, D&A grew 4.0% YoY, explained mostly by an increase in the amortization of the 700 MHz license related to the operational expansion in new cities (offset by lower software amortization). Year to date, D&A grew 4.8% YoY, explained by the same reasons that influenced 2Q20.

Normalized EBIT in 2Q20 fell 5.1% YoY, reflecting a less robust EBITDA growth. Normalized EBIT Margin ended the quarter at 15.8%, 0.2 p.p. wider compared to 2Q19. Year to date, Normalized EBIT rose 3.0% YoY and Normalized EBIT Margin reached 14.0%, up 0.8 p.p.

NET FINANCIAL RESULTS

Net Financial Results in 2Q20 were negative by R$ 270 million, R$ 5 million worse compared to 2Q19. The difference is mainly due to:

(i)	Higher financial revenues from the monetary correction of the tax credit balance stemming from the right to exclude the ICMS from the calculation basis for PIS and COFINS payments (the remaining balance at the end of each period is updated by the Selic rate until full compensation, thus becoming a recurring element for the subsequent years) and a slightly higher revenue from Interest on Cash and Securities reflecting the yield on a significantly higher cash position, despite the lower basic interest rate;
(ii)	Net result between: i) lower expense due to a decline in the interest rate and subsequent lower accrual of interest on debt; and ii) a higher volume of interest on leases.

INCOME TAX AND SOCIAL CONTRIBUTION

In 2Q20, Reported Income Tax and Social Contribution totaled -R$ 100 million, compared to -R$ 922 million in 2Q19. The reduction is explained mostly by lower Earnings Before Taxes, impacted last year by tax credits related to the exclusion of the ICMS tax from the calculation basis for PIS/COFINS.

On a Normalized basis, there was a R$ 43 million increase in 2Q20 compared to R$ 57 million in 2Q19. This difference is explained by a lower utilization of tax benefits in the current quarter, due to a lower volume of current IR/CSLL. This results from a lower income tax calculation basis due to the accelerated depreciation of assets for fiscal effects.

In 2Q20, the effective rate stood at -27.7% vs. -31.3% in 2Q19 (-14.2% on a Normalized basis). Year to date, the effective rate was -31.8% vs. -15.8% in 6M19 on a normalized basis, explained by the same reasons seen in 2Q20, as the impacts of this quarter were also noted in 1Q20.

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2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

NET INCOME

CASH FLOW, DEBT AND CAPEX

*EBITDA normalized according to the items in the Costs section (+R$ 2.6 million in 1Q20, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19).

In 2Q20, EBITDA-Capex reached R$ 1,306 million, with an increase of 28.5% YoY, taking EBITDA-Capex over Net Revenues to 32.8% (versus 23.8% in 2Q19). In 6M20, the growth of EBITDA-Capex was 8.3% YoY, while the margin indicator was 28.4%.

In an exercise to exclude the effects of the financial leases from this indicators, 2Q20 EBITDA was recalculated considering these contracts as operating leases, thus affecting operating expenses. Therefore, EBITDA-AL (After Lease) of the quarter would be R$ 1,552 million and EBITDA-AL minus Capex would sum up to R$ 879 million (+44.4% YoY). In 6M20, EBITDA-AL would reach R$ 3,051 million, while EBITDA-AL minus Capex would totalize R$ 1,474 million (+5.6% YoY).

CAPEX

Capex totaled R$ 673 million in 2Q20, down by 28.8% compared to 2Q19. The drop is mostly explained by the reassessment of projects that were initially planned. As social distancing started, we noted a change in the usage profile of our mobile network, with a more uniform distribution of the traffic throughout the day and less geographically concentrated. Therefore, mobile network dedicated Capex is being reassessed, while the investments in fiber optic were maintained due to the higher demand for the broadband service.

Investments are still being destined to infrastructure (87% of the total), mainly to projects in IT, 4G technology through 700 MHZ, transport network and FTTH expansion (which received approximately 14% of the investments made in 2Q20).

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2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

CHANGE IN WORKING CAPITAL

Change in Working Capital was positive by R$ 280 million compared to -R$ 2,316 million in 2Q19. The negative number in 2Q19 was, to a greater extent, prompted by a rise in Recoverable Taxes, due to the tax credits related to the exclusion of ICMS from the calculation basis for PIS/COFINS.

Also, when compared to 2Q20, in the second quarter of 2019, the line was more impacted by the remaining effect of a reduction in the Suppliers account related to payments of purchases made at the end of 2018, but not settled in 1Q19. In 2020, this impact was observed mainly in the first quarter of the year. The Change in Working Capital was also impacted, although to a lesser extent, by improvements in the changes of the Accounts Receivables and Taxes accounts.

In 1Q20, the FISTEL payment was postponed (about R$ 790 million) – usually due in March – to August 31st. However, it is important to highlight that the part of FISTEL related to Condecine (approximately R$ 230 million) was paid on March 31st (original due date) due to a lack of legal support warranting the non-payment. The injunction postponing this payment to August was released by the end of the same day and the amount was fully refunded on April 2nd. This reimbursement had a positive impact on 2Q20’s Cash Flow.

DEBT AND CASH

Gross Debt in 2Q20 was R$ 10,357 million, up R$ 983 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 7,677 million (related to the sale of towers, the LT Amazonas project and leasing contracts with terms exceeding 12 months pursuant to IFRS 16) and (ii) hedge position in the amount of R$ 408 million (reducing gross debt). Excluding leasing related to the adoption of IFRS 16, gross debt would have been R$ 4,091 million. At the end of March, post-hedge financings totaled R$ 2,680 million.

As of June 2020, TIM's financings were mostly composed by debentures and private bank loans. Approximately 67% of the total debt is denominated in foreign currency (USD and EUR) and is fully hedged to local currency. The average cost of debt excluding leases was 3.4% p.y. in the quarter, down when compared to 7.4% p.y. in 2Q19.

As mentioned in the Earnings Release for 1Q20, in April, the company's Board of Directors approved the borrowing of R$ 1,000 million to enhance liquidity ahead of possible impacts that the COVID-19 pandemic could cause on the economy. Of that amount, R$ 574 million were borrowed from Scotiabank in the same month. During 2Q20 TIM assessed the best conditions for borrowing the remaining sum. In July the company contracted R$ 426 million from BNP Paribas.

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2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

At the end of the quarter, Cash and Securities totaled R$ 3,330 million, an increase of R$ 2,169 million YoY.

The average cash yield was 2.9% p.y. in 2Q20, down compared to 6.5% p.y. in 2Q19, following the reduction of the Selic base rate.

In 2Q20, Net Debt totaled R$ 7,028 million, down by R$ 1,186 million compared to the same period of the prior year, when net debt was R$ 8,214 million. This reduction is explained by the growth of Cash and Securities outpacing the rise of debt and leasing balance. Net Debt excluding financial leasing effects, Net Debt-AL, would reach -R$ 803 million, in other words, a “net cash” position with an improvement of R$ 1,817 million compared to the previous year.

Net Debt to EBITDA stood at 0.85x in the quarter. Excluding financial leasing related to the adoption of IFRS 16, Net Debt to EBITDA was 0.11x in the quarter, down compared to 0.40x in 2Q19.

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2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

TIM LAUNCHES NEW OFFERS IN PARTNERSHIP WITH C6 BANK

After disclosing a new strategic partnership on March 26th, 2020, TIM and C6 Bank announced their first integrated offer on July 10th. This offer started being commercialized on the same day. In this first movement, TIM’s Control clients that open an account with the bank and pay their phone bills through it will receive a doubled internet franchise. Also, TIM’s Prepaid clients will earn a 3GB bonus package when they make recharges of at least R$ 15.00 using the C6 Bank app. On the other hand, C6 Bank will offer the clients a credit card without annuity that can be used to parcel smartphone purchases in TIM stores in up to 18 installments with no interest. This innovative partnership offers large potential of value generation to both companies through client base growth and higher customer loyalty.

TIM MAKES BINDING OFFER FOR OI'S MOBILE ASSETS JOINTLY WITH VIVO AND CLARO

On July 18th, 2020, the Company's Board of Directors approved a binding offer for the acquisition of Oi Group's mobile business by TIM S.A. (wholly owned subsidiary of TIM Participações S.A.), alongside with “Vivo” and “Claro” (Offerors). This binding offer was subjected to some conditions, especially to Offerors selection as stalking horse (first bidder). The joint offer comprised all the assets that constitutes the “UPI of Mobile Assets” described in the Material Fact and Attachments of June 15th, 2020, released by the company Oi S.A - In Judicial Recovery. In summary, the main assets are: radio frequency authorization terms; Personal Mobile Service customer base; right to use space in buildings and towers; mobile access or core network elements; and systems/platforms.

On July 27th, the Offerors extended their proposal and reviewed its condition. The joint offer is composed by the amount of R$ 16.5 billion and the possibility of signing long-term contracts with the Oi Group for the use of infrastructure. The revised binding offer continue to be subject to certain conditions, especially with regards to Offerors selection as “stalking horse” which shall guarantee the “right to top” other offers in the competitive process for the sale of Oi Group’s mobile business.

CONCLUSION OF TAC WITH ANATEL

On June 19th, the Company's Board of Directors approved the execution of a Conduct Adjustment Term (TAC), between the Agência Nacional de Telecomunicações (ANATEL) and TIM S.A. (a wholly owned subsidiary of TIM Participações S.A.), after the Regulator's final decision at the 8th Extraordinary Meeting of its Board Director, occurred on the previous day. The agreement covers sanctions totaling approximately R$ 639 million, which will be filed due to commitments represented in actions to improve quality and customer experience, evolution of digital service channels, reduction of complaint rates, as well as increase network infrastructure in more than 2,000 locations. The company also made an additional commitment to take mobile broadband through the 4G network to around 350 municipalities with less than 30 thousand inhabitants. Three million people will benefit in the Northeast and North regions of the country, as well as in the north region of Minas Gerais and in Goiás, in cities where fourth generation technology is not yet available.

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2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

CORPORATE REORGANIZATION – INCOPORATION OF TIM PARTICIPAÇÕES S.A. BY TIM S.A.

On July 29th, the Board of Directors of TIM Participações S.A. (“Company” or “TPAR”) and TIM S.A. (“TSA”) approved the submission to the extraordinary general meeting of each company, to be held on August 31st, 2020, of the proposal for the merger of TPAR into TSA ("Merger" ), and, after the Merger, the latter will become a company listed on the special listing segment Novo Mercado of B3 SA - Brazil, Bolsa, Balcão (“B3”) and with American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange - New York Stock Exchange (“NYSE”).

The intended Merger aims to provide greater efficiency and simplification of the TIM Group's organizational structure, through the integration of administrative and financial units, allowing the concentration and reduction of operating costs and other expenses, such as expenses with auditing, external consultants and control structures and approval levels, as well as the optimization of the tax burden.

The ratio of replacement of TPAR shares by TSA shares will be in the proportion of 1:1. This Exchange Ratio was determined based on the premise that, since TPAR is the sole shareholder of TSA, once the Merger is implemented, the current shareholders of TPAR should now hold in TSA the same number of shares and the same shareholding that they are now holders of TPAR, without their rights being negatively affected by the Merger.

The new shares to be issued by TSA will grant their holders the same rights that were granted by TPAR shares. Therefore, the result of this merger will not impact its minority shareholders, given that TSA will remain with the same management structure and best corporate governance practices, as well as bringing significant gains in operational and financial efficiency.

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2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

Operating and Marketing Performance

MOBILE SEGMENT:

GENERAL MARKET

In May 2020, the mobile market reported a 1.5% YoY drop, once again contributing to the retraction of the total base and reversing the slowdown started in 1Q20. Following the dynamics noted in the prior quarters, prepaid was responsible for this retreat, which results from continued phenomenon of SIM card consolidation. The segment lost 11.0 million users in the past 12 months. Although the postpaid segment maintained its pace of expansion, net additions of 7.7 million in the last 12 months were not enough to compensate for the loss in prepaid.

TIM

TIM ended 2Q20 with a total of 52.0 million users, down by 5.3% in the period.

The postpaid base totaled 21.3 million lines and the additions of the past 12 months accounted for 6k users. As the commercial activity declined in brick and mortar stores, new sales fell. This phenomenon was noted across the market. Human postpaid gross additions declined ~45% in 2Q20. Regarding disconnections, voluntary churn intensified the positive downward movement, but it was not enough to neutralize the new sales scenario. The Consumer segment experienced a ~30% reduction of the indicator. The combination of a higher quality sale, with higher participation of structural channels, and the improved collection curve point to a trend of enhanced churn as a whole.

The segment keeps presenting an expansion over the total base (41.0%), +2.2 p.p. YoY, despite the stability in the quarter. One year after its rollout, TIM Black Família remains an important value driver, with the objective of becoming an entertainment and service hub. It currently stands for 12% of the pure postpaid base.

The prepaid base ended the quarter with 30.7 million users, down by 8.7% YoY, in line with the market. Net disconnections reached 2.9 million lines in the past 12 months. The dynamics of the base, which is characterized by high activations and cancellations occurring simultaneously, remains impacted with lower activation volumes. The volume of recharges hit its lowest point during March, in the wake of economic uncertainties as social distancing began. The 2Q20 months showed sequential improvement, although still lower than the prior volume due to fewer rechargers, even with an increased spending.

26

2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

The 4G base ended the period with 38.6 million users, maintaining its continuous growth (6.0% YoY). Total handsets featuring this technology reached 80% of human accesses (+9.7 p.p YoY). The M2M base ended the quarter with 3.9 million users (+18% YoY).

FIXED SEGMENT:

TIM Live exceeded 600k connections in 2Q20 (+19.6% YoY). Net additions to FTTH (Fiber To The Home) were close to pre-social distancing levels and kept accelerating, with 33k new users in the quarter and 131k in the past 12 months. The base with contracted speed of at least 100 mbps represented 40% of total users, a 19 p.p. rise.

Commercial dynamics, which were initially affected by the need to adapt the sales force, were fully accommodated. Our channels are operating with the new operating protocols while maintaining the segment's commercial performance.

In this quarter, we carried out the commercial launch of a cluster in Brasilia, on the outskirts of the “Pilot plan.” With this addition, we ended the period with FTTH present in 25 cities and the Federal District.

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2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

Quality and Network

QUALITY AND CUSTOMER EXPERIENCE

The decision to close all our physical stores in March 2020 brought up the significant need to rely on digital channels. In 2Q20, the digital recharge mix kept gaining relevance with a ~2 p.p. increase YoY. Meanwhile, concerning acquisitions through digital channels in the pure postpaid segment and in the TIM Live, sales advanced 14.1% YoY and 33.6% YoY, respectively.

Other important factors in this moment are the digital mechanisms for billing and payment, which maintained their pace of growth during the quarter. Invoices delivered through these channels advanced 12.9% YoY, while the total number of clients paying via digital channels rose 22.9% compared to the previous year. Another important functionality offered by the company is the possibility for clients to recharge and/or check balances and usage limits, as well as the opportunity to receive their invoices through WhatsApp.

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2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

Self-service is another important factor in the current scenario. The Meu TIM app is a fundamental pillar in the simplification of caring processes. The 10.2% growth YoY in the monthly average number of unique users of the Meu TIM app in the quarter demonstrates that the Company has been successful in stimulating and providing functionalities of interest to customers through this channel. The 44.0% YoY decline in human interactions corroborates this strategy, cutting dependency on call centers.

NETWORK DEVELOPMENT

In July 2020, according to the news published by Tecnoblog[1], TIM confirmed again its superior 4G network quality in Brazil, maintaining its leadership in this technology availability in 22 states. This means that TIM’s clients used 4G more often – 88.2% of their time online, a performance ~9 p.p. above the second-ranked player. In addition, the Company once again attested as the operator that offers the best 4G coverage experience, which analyzes the locations where customers receive the network signal compared to other operators – a score of 6.3 points.

Amid difficult times, TIM reinforces its commitment to the evolution of services and the continuous quality enhancement, in order to ensure a better user experience and to live up to its customers' needs. We need to be connected, more than ever. With this in mind, the company maintained its focus on investing strategically in the expansion and improvement of its network infrastructure, a pivotal pillar in our business plan.

1 News released on July 23, 2020.

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2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

In this quarter, approximately 90% of Capex was dedicated to infrastructure projects (Network + IT), allocated efficiently through the utilization of analytical tools. Some of the most important initiatives:

o	Expansion of the fiber optic network (backbone, backhaul and FTTH);
o	Densification of sites;
o	Aggregation of carriers;
o	Frequency refarming;
o	Agreements in sharing and transport network.

Among the main actions and projects underway focused on the modernization, efficiency and enhancement of our infrastructure, we highlight:

o	Installation of multiple data centers to enhance experience, being 14 DCC (Data Center Core) and 13 DCE (Data Center Edge) - total of 27 at the end of 2Q20;
o	Expansion of VoLTE, available in 3,495 cities;
o	Extension of refarming of 2.1 GHz frequency in 4G, reaching 309 cities;
o	Expansion of network capacity through the solution Massive MIMO;
o	Infrastructure virtualization project;
o	Expansion of the 4G coverage to all Brazilian municipalities until 2023;
o	Approval of mobile infrastructure sharing agreement with Vivo;
o	Consolidation of NB-IoT network present in more than 3,356 municipalities, enabling the creation of IoT solutions in big cities as well as in distant municipalities.

TIM once again maintains the leadership in 4G coverage, reaching 3,517 cities (94% of the country's urban population) at the end of the first half of 2020. The 29% YoY growth in network elements for this technology reinforces the company's commitment to the evolution of quality and capacity of the mobile network's infrastructure. As a result, 4G data traffic accounted for approximately 87% of the total in 2Q20, up 5 p.p. compared to the same period in 2019.

The expansion of fixed broadband coverage keeps evolving positively, with 2.8 million households with FTTH in the second quarter, while FTTC reached 3.6 million - totaling 5.7 million households in 27 cities and the Federal District (FTTH + FTTC). In 2Q20, FTTH rolled out commercial activities in the city of Contagem (MG) and entered Brasília, in the Federal District[2]. As a result of this strategy, TIM Live exceeded the important milestone of 600k clients during the quarter.

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2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

In transport infrastructure, TIM reached a total 21,673 sites in 2Q20, and 82% of said units are connected via high capacity backhaul. As a result, it reached more than 104,000 km with fiber optic for backbone and backhaul, a 12.6% YoY advance.

With 1,652 active Biosites at the end of 2Q20, the development of Biosite installation projects is also aligned with the company's corporate social responsibility values. These structures provide a solution for the densification of the mobile access network (antennas/towers) with a very low visual impact. Biosites also contribute to the harmonization with the environment and urban infrastructure – having a multifunctional capability of aggregating telecommunications transmission, lighting and security cameras –, besides being cheaper and faster to install.

Currently, the company is authorized to use more than 110 MHz, with 36 MHz in frequencies below 1 GHz distributed as follows:

Average Spectrum Weighted by Population
700 MHz	850 MHz	900 MHz	1.800 MHz	2100 MHz	2500 MHz
20	11	5	35	22	20

2 (+) Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM) and Betim (MG).

31

2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the second quarter of 2019 (2Q19) and the year to date (6M20), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

32

2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

Attachments

Attachment 1: Operating Indicators

33

2020 Second Quarter Results (Including the effects of IFRS 9, 15 e 16)

Attachment 1

TIM PARTICIPAÇÕES S.A.

Operating Ratios

34

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

1.       Operations

1. a Corporate Structure

TIM Participações SA (“TIM Participações” and / or “Company”) is a publicly-held company, headquartered in the city of Rio de Janeiro, RJ, controlled by TIM Brasil Serviços e Participações SA (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia group and held 66.58% of TIM Participações’ capital stock on June 30, 2020 and December 31, 2019.

The main purpose of the Company and its subsidiary (the “Group”) is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. TIM Participações’ subsidiary provided services are regulated by the Agência Nacional de Telecomunicações (“ANATEL”).

The Company’s shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM Participações trades its Level II American Depositary Receipts ("ADRs") on the New York Stock Exchange ("NYSE") – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with market best practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

CVM approves category “A” registration request of TIM S.A

On March 18, 2020, TIM PARTICIPAÇÕES SA and its wholly-owned subsidiary, TIM SA, after the Material Fact published on October 28, 2019, communicate to their shareholders, the market in general and the other interested parties that TIM SA that received, on March 17, 2020, Official Letter-RIC nº 4/2020 / CVM / SEP informing about the granting of registration as a publicly held company in category “A” before CVM (without offering securities), according to CVM Instruction 480/09 .

The Company and TIM SA note that there was no request to register a Securities Offer, which is why this communication should not be considered a public offering of shares or other securities of the Company or TSA. The only company listed on stock exchange remains to be TIM Participações, which holds 100% of TIM S.A. capital.

Direct subsidiary – TIM S.A.

TIM S.A. (current name of INTELIG TELECOMUNICAÇÕES LTDA. and successor by merger of TIM CELULAR S.A.)

The Company holds 100% of TIM S.A.’s capital. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long-Distance and International Long-Distance Voice Services, Personal Mobile Service (“SMP”) and Multimedia Communication Services (“SCM”) in all Brazilian states and in the Federal District.

35

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

2.       Basis for preparation and disclosure of the quarterly information

The individual and consolidated quarterly information has been prepared in accordance with the accounting practices adopted in Brazil, which include the rulings issued by the CVM and the pronouncements, guidance and interpretations issued by the Accounting Pronouncements Committee (“CPC”) and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and provide all material information required for such quarterly information, and only such information, which is consistent with the information used by Management in the course of its duties. In addition, the Company has taken into account the guidance provided in Technical Guidance OCPC 07 in the preparation of its quarterly information. Thus, the relevant information in the quarterly information is being evidenced and corresponds to that used by the Management in its management.

The significant accounting policies applied to the preparation of this quarterly information are described below and/or presented in the respective notes. These policies were consistently applied to the years presented, unless otherwise indicated.

a.       General preparation and disclosure criteria

The quarterly information were prepared taking into account the historical cost as the base value as well as financial assets and liabilities (including derivative financial instruments) measured at fair value.

The individual and consolidated quarterly information were prepared in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee (CPC) and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Due to the fact that accounting practices adopted in Brazil applied in the individual quarterly information, as from 2014, do not differ from the IFRS applicable to the separate quarterly information, since this standard now allows the application of the equity method in subsidiaries, affiliates and joint ventures in the separate statements, they also comply with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These individual statements are disclosed together with the consolidated quarterly information.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and contingent liabilities that are fully classified as long-term.

The presentation of the individual and consolidated Statement of Value Added (Demonstração do Valor Adicionado – “DVA”) is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

36

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

b.       Functional currency and presentation currency

The presentation currency for the quarterly information is the Real (R$), which is also the functional currency for the company consolidated in this quarterly information.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet published by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c.        Segment information

Operating segments are the components of the entity that develop business activities from which revenue can be obtained and in relation to which expenses are incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each Group company, in addition to taking advantage of the synergies generated between them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular line of service. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.       Consolidation procedures

Subsidiaries are all entities over which the Group holds control. The Group controls an entity when it is liable or has rights to variable returns on the basis of its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses control over that entity.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the acquired assets, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value as at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

37

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Transactions between Group companies, as well as balances, unrealized gains and losses related to these transactions, are eliminated. The accounting policies of the subsidiary were adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The dates of the quarterly information used in the consolidation are the same for all Group companies.

e. Approval of the quarterly information

This quarterly information was approved by the Company’s Board of Directors on July 29, 2020.

f. New standards, amendments and interpretations of standards

The following new standards were issued by the Accounting Pronouncements Committee (CPC) and by International Standards Board (IASB) but are not in force for the period ended June 30, 2019.

•	CPC 11 – Insurance contracts

In May 2017, the IASB issued IFRS 17 – Insurance Contracts, a standard not yet issued by CPC in Brazil but which will be codified as CPC 50 – Insurance Contracts and will replace CPC 11 – Insurance Contracts. The general purpose of IFRS 17 is to provide an accounting model for insurance contracts that is most useful and consistent for insurers.

•	Changes to CPC 15 (R1): Definition of business

In October 2018, the IASB issued changes to the business definition in IFRS 3, these changes being made in CPC revision 14 amending CPC 15 (R1) to help entities determine whether an acquired set of activities and assets consists of or not in a business. They clarify the minimum requirements for a company, eliminate the assessment of whether market participants are capable of replacing any missing elements, include guidance to help entities assess whether an acquired process is substantive, better delimit business and product definitions, and introduce an optional fair value concentration test. New illustrative cases have been provided along with the changes.

As the changes apply prospectively to transactions or other events that occur on or after the first application, the Company will not be affected by these changes on the transition date.

38

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

•	Amendments to CPC 26 (R1) and IAS 8: Definition of material omission

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, these amendments being reflected in Revision 14 of the CPC, amending CPC 26 (R1) and CPC 23 to align the definition of 'material misstatement' or 'material misstatement' across the standards and clarify certain aspects of the definition. The new definition states that: "the information is material if its omission, misstatement or obscureness could reasonably influence decisions that major users of general purpose quarterly information make on the basis of those quarterly information, which provide financial information about entity-specific reporting.

These changes are not expected to have a significant impact on the Company's individual and consolidated quarterly information.

COVID Impacts - 19

In December 2019, an outbreak of a contagious disease, Coronavirus 2019 (COVID-19), began in mainland China and, since the beginning of 2020, the virus has spread to Europe, the United States and several other countries, including Brazil.

The COVID-19 outbreak developed rapidly in 2020 and the measures taken to contain the virus affected economic activity, which in turn may have implications for the Company’s operating results and cash flows. Although COVID-19 already existed on December 31, 2019, the severity of the virus and responses to the outbreak may have an impact on the entity’s operations that took place in Brazil after March 16, 2020.

The Company’s management is not aware of any material uncertainties related to events or conditions that may cast significant doubts on the entity’s ability to continue as an ongoing company. The Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, the government and the health system. There is no indication of impairment of assets or risks associated with compliance with obligations, since the Company is not highly leveraged and still has lines of credit available to be used in the event of a significant reduction in the volume of cash.

The Company is complying with the health and safety protocols established by the authorities and agencies, it is monitoring the evolution of the situation and closely assessing the impact of COVID-19 on its business.

The COVID-19 pandemic and its potential impact on general commercial activity and the global economy can reduce our customers’ demand for more expensive plans or services (for example, roaming ) or even lead to plan cancellations or increased delinquency, while they can lead to disruptions in our logistics chain, in the production or delivery of our suppliers or in our ability to deliver our products (such as new devices or SIM cards) or to meet our network in a timely manner, which may have a material adverse effect on our business and results of operations. At the moment, we have not suffered any material impact on our operations. In June, our stores returned to their activities with a positive impact on handset sales. Up until now, the impacts on our business or our financial targets due to the pandemic were not significant, however, we are still assessing government responses to them, materially, a prolonged slowdown in local, regional or global economic conditions may come to affect the Company´s business.

39

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

3       Estimates and areas where judgment is significant in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on the Company´s historical experience and other factors, such as expectations of future events, considering the circumstances as at the date of the quarterly information.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present a significant risk of causing relevant adjustments in the book values of assets and liabilities in subsequent periods are shown below:

(a)       Impairment losses on non-financial assets

Losses due to impairment take place when the book value of an asset or cash generating unit exceeds its respective recoverable value, which is considered as the fair value less costs to sell and/or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on information available from sales transactions involving similar assets or market prices, less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model.

Any reorganization activities to which the Company has not yet committed itself on the quarterly information disclosure date, or any material future investments aimed at improving the asset base of the cash generating unit being tested, are excluded for the purpose of impairment testing.

The main non-financial assets valued this way were goodwill based on the future profitability recorded by the Company (Note 15) and its tangible assets.

(b)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force and CPC 32 / IAS 12. This process normally includes complex estimates to define the taxable income and temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of the recoverability of deferred income tax and social contribution losses carry-forward and of temporary differences takes into account the history of taxable income, as well as estimates of future taxable income (Note 10).

(c)       Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s Management and internal and external legal advisors. The Company’s review takes into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance to the legal order, as well as payment history. Such reviews involve Management’s judgment (Note 24).

40

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

(d)       Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that consider observable data or observable data derived from the market (Note 36).

(e)       Unbilled revenue

Considering that some billing cut-off dates occur on intermediate dates within the months, at the end of each month there will be revenue already earned by the Company but not effectively billed to the customers. This unbilled revenue is recorded based on estimates which take into account data on usage, the number of days since the last billing date, among other factors (Note 27).

(f)       Leases

The Company has a significant number of lease agreements in which it is the lessee, whereby with the adoption of accounting standard IFRS 16/CPC 06(R2) – Leases, the Company’s Management made certain judgments when measuring the lease liability and the right-of-use assets, such as: (i) an estimation of the lease term, considering a non-cancelable period and the periods covered by options to extend the lease term, where such exercise depends only on the Company and is reasonably certain; (ii) use of certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit in the lease and therefore considers its incremental rate on borrowings to measure lease liabilities. The incremental rate is the interest rate that the Company would have to pay when borrowing, for a similar term and with similar collateral, the resources necessary to obtain the asset with similar value to the asset with similar right of use in a similar economic environment. Therefore, this lease assessment, considering the non-cancellable period and the periods covered by term extension options. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers in this estimate aspects that are specific to the Company (such as the cost of the subsidiary's debt). The Company´s average incremental rate is 10.14% for an average lease term as described in note 16.

4 Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon initial recognition.

	Parent Company		Consolidated
	06/2020	12/2019	06/2020	12/2019

Cash and banks	231	61	173,900	101,928
Free available financial investments
CDB / Repurchases	28,475	701	2,900,536	2,182,882

28,706	762	3,074,436	2,284,810

41

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Bank Deposit Certificates (“CDBs”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value, and are used to repay the short-term obligations of the Company.

The annual average return on the Company’s investments in CBDs and Repurchases is 100.95% (99.95% at December 31, 2019) of the Interbank Deposit Certificate (“CDI”) rate.

5       Marketable securities

	Consolidated
	06/2020	12/2019

FUNCINE (3)	3,954	3,849
Sovereign Fund (4)	8,232	7,329
FIC: (1)
Government securities	35,642	179,390
Repo transactions (2)	114,035	216,196
Financial bills	22,841	105,857
Others (5)	74,521	145,707
	259,225	658,328

Current portion	(255,271)	(654,479)
Non-current portion	3,954	3,849

(1) In August 2017, the Company invested in open-ended Investment Funds in Units (“FICs”). The Funds are mostly made up of government securities and instruments of first-tier financial institutions. In 2020, the average yield of FICs was 80.42% (99.67% as in December 31, 2019) of the variation of the CDI rate.

(2) “Repo transactions” are securities issued by banks with a commitment to repurchase within one day at pre-established rates. These repo transactions are backed by federal government bonds and are used by the fund with the purpose of remunerating the capital available in cash.

(3) In December 2017, the Company, with the objective of using tax deductibility benefit for income tax and social contribution purposes, invested in the Fund for Financing of the National Film Industry (FUNCINE) in the amount of R $ 3 million, in subsequent periods, other investments were made in the amount of R$ 2.4 million (2018) and R$ 2.2 million (2019) The average in 2020 is -5.94% (9.18% in December 31, 2019). The position in June 30, 2020 of R$3,954 is the net of blocks.

42

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

(4) The Sovereign Fund is composed only of federal government securities. The average remuneration in 2020 is 95.33% (97.62% on December 31, 2019) of the variation of the Interbank Deposit Certificate - CDI.

(5) It is represented by: Debentures, FIDC, Commercial Notes, Promissory Notes, Bank Credit Note.

The parent company has R$377 invested in FIC units (R$12,167 as of December 31, 2019).

6       Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less the provision for expected credit losses ("impairment").

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is equal to the book value recorded on June 30, 2020 and December 31, 2019.

The non-current portion includes the amount of R$ 34,320 (R$ 68,639 as of December 31, 2019) referring to accounts receivable with other telephone operators, recorded at their present value considering the term and interest rate implicit in the operation.

The average rate considered in present value calculation of non-current accounts receivable is 0.15%.

	Consolidated
	06/2020	12/2019
Trade accounts receivable	3,031,235	3,287,855

Gross accounts receivable	3,790,457	4,061,932

Billed services	1,986,969	2,076,569
Billing services (“unbilled”)	772,699	858,418
Network usage (interconnection)	470,133	438,168
Sale of goods	547,602	670,573
Contractual assets (note 23)	11,316	15,142
Other accounts receivable	1,738	3,062

Provision for expected credit losses	(759,222)	(774,077)

Current portion	(2,890,962)	(3,184,780)
Non-current portion	140,273	103,075

43

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

The changes in the provision for expected credit losses, recognized as an asset reduction account, was as follows:

	Consolidated
	06/2020	12/2019
	(6 months)	(12 months)
Opening balance	774,077	686,928

Setup of provision	347,455	748,291
Provision write-offs	(362,310)	(661,142)

Closing Balance	759,222	774,077

The age of accounts receivable is as follows:

	Consolidated
	06/2020	12/2019

Total	3,790,457	4,061,932

Falling due	2,588,263	2,576,307
Overdue up to 30 days	270,120	328,457
Overdue up to 60 days	110,639	146,200
Overdue up to 90 days	98,841	149,852
Overdue more than 90 days	722,594	861,116

44

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

7       Inventory

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to their net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated
	06/2020	12/2019

Total Inventory	203,741	203,278

Inventory	216,916	214,889
Mobile handsets and tablets	149,932	146,295
Accessories and prepaid cards	58,439	61,436
TIM chips	8,545	7,158

Losses on adjustment to realizable amount	(13,175)	(11,611)

8.       Indirect taxes, charges and contributions recoverable

	Consolidated
	06/2020	12/2019

Indirect taxes, charges and contributions recoverable	1,232,021	1,243,633

ICMS	1,189,294	1,201,502
Others	42,727	42,131

Current portion	(403,484)	(420,284)
Non-current portion	828,537	823,349

ICMS (value added tax on goods and services) amounts recoverable primarily refer to: (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months), and (ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

The main variations were: (i) decrease in property, plant and equipment asset acquisitions and; (ii) increase in cultural and sports sponsorships, where we cut the ICMS tax monthly, respecting the limitation required by the State.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

9.       Direct taxes, charges and contributions recoverable

	Parent Company		Consolidated
	06/2020	12/2019	06/2020	12/2019

Direct taxes, charges and contributions recoverable	28,500	28,383	3,419,211	3,762,800

Income tax (IR) and social contribution (CS) (i)	-	-	305,887	428,443
PIS / COFINS (ii)	-	-	3,009,295	3,244,549
Others	28,500	28,383	104,029	89,808

Current portion	(28,500)	(28,383)	(1,017,150)	(1,395,193)
Non-current portion	-	-	2,402,061	2,367,607

i) The amounts corresponding to income and social contribution taxes are substantially related to: (a) advances made over the period during which the use will take place at the closing of the current year and any balances in the next year; and (b) other income and social contribution tax credits from previous years whose current estimated period of use will be more than 12 months later.

(ii) The PIS/COFINS amounts recoverable mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself, with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS tax bases. According to the Company's internal evaluation, we expect to use such credits within the statute of limitations of up to 5 years.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions. TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature), has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation.

In June 2019, by reason of a final and without appeal decision and calculation of values, the amount of R$2,875 million was recorded, being R$1,720 million of which corresponds to the principal, and R$1,155 million to monetary adjustments (amounts relating to TIM Celular S.A., which merged into TIM S.A. in October 2018).

In September 2019, because a final, non-appealable judgment was entered and amounts were awarded, the amount of R$148 million was recorded, of which R$75 million corresponds to the principal, and R$73 million to monetary adjustments, and such amounts being related to TIM S.A. itself (when it still did business under the name Intelig Telecomunicações Ltda.).

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

In June 2020, after using part of the credit stock, totaling R$ 361 million, the amounts of R$ 2,595 million are recorded related to TIM Celular SA and R$ 150 million related to former Intelig Telecomunicações Ltda.

46

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

10.       Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on: (1) accumulated income tax carried forward losses and negative basis of social contribution, and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly information. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Supervisory Board and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax balances.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

As at June 30, and March 31, 2019, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each period, according to the current tax legislation.

The amounts recorded are as follows:

	Parent Company		Consolidated
	06/2020	12/2019	06/2020	12/2019

Losses carried forward – income tax and social contribution	-	-	784,514	800,711
Temporary differences:
Provision for legal and administrative proceedings	17,408	18,931	304,689	295,853
Provision for expected credit losses	-	-	267,527	271,611
Adjustments to present value – 3G license	-	-	6,211	7,182
Deferred income tax on accounting adjustments	53,569	53,569	54,387	56,208
Lease of LT Amazonas infrastructure	-	-	28,434	27,434
Profit sharing	135	165	21,264	23,704
Taxes with suspended enforceability	-	-	12,872	12,872
Amortized goodwill – TIM Fiber	-	-	(370,494)	(370,494)
Derivative financial instruments	-	-	(136,658)	(13,139)
Capitalized interest on 4G authorization	-	-	(277,196)	(291,783)
Deemed costs – TIM S.A.	-	-	(60,594)	(67,748)
Exclusion of ICMS from PIS and COFINS calculation bases	-	-	(1,035,146)	(1,023,928)
IFRS16 adjustments			264,222	209,234
Accelerated depreciation (1)			(129,308)	-
Other	-	-	100,376	87,214
	71,112	72,665	(164,900)	24,931

Unrecognized deferred income tax and social contribution Taxes with suspended enforceability	(71,112)	(72,665)	(71,112)	(72,665)
	-	-	(236,012)	(47,734)

	-	-	-	-
Deferred income tax and social contribution asset / (liability)	-	-	(236,012)	(47,734)
(1)A	deferred tax asset of R$129,308 was recognized in the 2nd quarter of 2020. TIM S.A. excludes from IRPJ and CSLL calculation bases the portion of accelerated depreciation from assets related to network assets included in property, plant and equipment, due to its uninterrupted use in three shifts, supported by technical expert report, as provided for in article 323 of RIR/2018, or due to adequacy to tax depreciation provided for in IN1,700/2017.

47

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

TIM S.A.

As previously communicated to the market, TIM Celular S.A. merged into TIM S.A. (previously named “Intelig Telecomunicações Ltda.”) on October 31, 2018 with the main objective of reducing the operating costs of the companies involved, creating synergies and enabling the achievement of the corporate purposes of the two companies. Thus, after the merger, tax credits may also arise from tax losses and negative social contribution base on the income of TIM S.A., considering that the latter, based on the consolidated results of TIM Celular after the said merger, estimates that the taxable income will be sufficient to use the said deferred credits.

On September 30, 2018 the Company recorded total deferred tax assets of R$952,368 arising from amounts that may be used as tax losses (R$702,619) and the negative base of social contribution on income (R$249,749), since all of the factors required for the merger were controlled by Management, such as: (i) the feasibility studies regarding the use of tax benefits was completed and approved by the Company’s governance bodies, as provided for in CVM 371/02; (ii) definition of the actual corporate restructuring schedule upon the merger; (iii) obtaining of approvals and/or consent of third parties (ANATEL and BNDES) by the Company, among other factors.

As a result of the final and unappealable decision in Courts Superior to TIM Celular SA (merged by TIM SA) in a proceeding that discussed the exclusion of ICMS from the calculation basis of PIS and COFINS contributions, there was accounting recognition in June. of the tax credit subject of the discussion in 2019 in the amount of R$ 2,875 million (R$ 2,595 million on June 30, 2020), consisting of principal and monetary restatement.

In September 2019, due to its final and unappealable decision, the amount of R$ 148 million (R$ 150 million on June 30, 2020) was recorded, amounts related to TIM SA itself

For the purposes of IRPJ and CSLL taxation, the Company’s management, also supported by external legal opinions, decided to defer it until the moment of the effective financial availability of the credit. Accordingly, deferred tax liabilities were recorded for the full amount, in the amount of R $ 1,039.7 million. The updated amount as of June 30, 2020 is R$ 1,035.1 million.

48

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Expectation of recovery of tax credits

The estimates regarding the recovery of tax assets were calculated considering the financial and business assumptions available at the close of the tax year of 2019.

Based on these projections, the Company expects to recover the credits as follows:

Deferred income tax and social contribution
2020	2,823
2021	275,425
2022	329,419
2023	176,847
Tax losses and negative base	784,514

Temporary differences	(1,020,526)

Total	(236,012)

The subsidiary has set up deferred income and social contribution tax credits on its total tax losses, negative basis of social contribution and temporary differences, based on the history of profitability and projected future taxable earnings.

The subsidiary used credits from tax losses and a negative social contribution base in the amount of R$ 49,725 during the period ended June 30, 2020 (R$ 91,731 on December 31, 2019).

Unrecognized deferred tax assets

Considering that TIM Participações SA does not have activities that can generate taxable income tax and social contribution bases, deferred tax credits on tax losses, negative social contribution bases and temporary differences were not recognized, totaling R$ 132,867 on June 30, 2020 (R$ 125,876 on December 31, 2019).

11.       Prepaid expenses

	Consolidated
	06/2020	12/2019

	266,720	245,524
Advertisements not released (1)	49,978	854
Rentals and insurances	68,607	75,809
Incremental costs for obtaining customer contracts (2)	129,163	158,093
Others	18,972	10,768

Current portion	(205,643)	(175,868)
Non-current portion	61,077	69,656

(1) Represent advance payments of advertising expenses for TIM brand products and services that are recognized in the income statement according to the advertising period.

(2) It is substantially represented by the incremental costs related to sales commissions paid to / partners to obtain customer contracts resulting from the adoption of IFRS 15 / CPC 47, which are deferred to the result in accordance with the contract term and / or economic benefit, usually 1 to 2 years.

49

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

12.       Judicial deposits

These are recorded at their historical costs and updated according to the legislation in force:

	Parent Company		Consolidated
	06/2020	12/2019	06/2020	12/2019

	78,961	87,049	920,735	1,006,899

Civil	7,337	7,203	354,453	355,093
Labor	39,996	38,238	204,783	245,928
Tax	10,082	1,828	199,413	203,110
Regulatory	-	-	111	111
Online Attachment (*)	21,546	39,780	161,975	202,657

(*) Refers to blocked judicial deposits directly on the Company´s bank accounts and financial investments related to certain judicial proceedings. This amount is analyzed periodically and, when identified, is reclassified to one of the other specific accounts of judicial deposits.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some legal proceedings challenging the amounts fixed by ANATEL to leave certain transmission sub-bands to allow the implementation of 4G technology. In this case, the updated court deposit amounted to R$70,115 (R$69,326 as at December 31, 2019).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

50

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

The reduction is substantially due to the closure of several court cases offset by the corresponding court deposits.

Tax

The Company and its subsidiary have made court deposits related to various current tax court proceedings. These deposits refer mainly to the following matters:

(i)	Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is likely to give a favorable judgment. The current value of these deposits is R$52,934 (R$73,326 as at December 31, 2019).

(ii)	Liability for CPMF on the Company’s capitalization of borrowings; recognition of the right not to pay contributions allegedly due on mere changes in the ownership of current accounts as a result of a takeover. The current value of these deposits is R$8,814 (R$10,342 as at December 31, 2019).

(iii)	Constitutionality of the collection of the Operations Monitoring Charge (“TFF”) by a number of municipal authorities. The current value of these deposits is R$19,022 ((R$ 18,401 as at December 31, 2019).

(iv)	Failure to approve the offsetting of federal debts against credits for withholding tax (“IRRF”) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$11,265 (R$11,173 as at December 31, 2019).

(v)	Liability for ISS (Tax on Services) on import services and outsourced services; alleged failure to pay for land clearance and Base Transceiver Station (“BTS”) maintenance services, for ISS on the Company’s services and for ISS on co-billing services and software licensing (Blackberry). The Company´s right is to take advantage of the benefit of spontaneous declaration in order to reverse confiscatory fines for late payment. The current value of these deposits is R$7,867 (R$7,878 as at December 31, 2019).

(vi)	Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on amounts related to communications services charged for access, subscription, activation, habilitation availability, subscription and use of services, among others. The updated amount of deposits related to this discussion is R$ 3,478 (R$ 3,457 on December 31, 2019).

(vii)	Requirement by ANATEL of the Public Price Referring to the Administration of Numbering Resources. The updated amount of deposits related to this discussion is R$ 3,498 (R$ 3,471 as of December 31, 2019).

(viii)	Deposit made by TIM S.A. related to the unconstitutionality and illegality of charging by the Telecommunications Services Universalization Fund (“FUST”). Plea for the recognition of the right not to pay FUST, and not to include in its calculation base interconnection and Industrial Exploration of Dedicated Line (“EILD”) revenue, as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL Ruling 7/2005. The updated amount of deposits related to this discussion is R$ 58,501 (R$ 57,943 as of December 31, 2019).
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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

(ix)	ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on lending, DIFAL, exempt and non-taxed services, CIAP and Agreement 39. The updated amount of deposits related to this discussion is R$ 14,573 (R$ 7,984 as of December 31, 2019).

52

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

13        Investment – Parent Company

The equity interest in the subsidiary is valued using the equity method only in the individual quarterly information.

(a)Interest	in subsidiary

	Consolidated
	06/2020	12/2019
	TIM SA	TIM SA
Number of shares held	422,967,896	42,296,789,606

Interest in total capital	100%	100%

Shareholders’ equity	22,652,308	22,209,626

Net income for the period	440,472	3,865,255

Income from equity accounting	440,472	3,865,255

Investment amount	22,652,308	22,209,626

(b)	Changes in investments in subsidiaries:
TIM SA

Balance of investment on December 31, 2018	19,526,515

Income from equity accounting	3,865,255
Stock options	2,791
Retirement complement	(1,935)
Interest on shareholders´ equity	(1,183,000)
Balance of investment on December 31, 2019	22,209,626

Income from equity accounting	440,472
Stock options	2,210
Balance of investment as of June 30, 2020	22,652,308

Investment figures include: (i) the amount of R$210 million related to the recognition of goodwill on future profitability; (ii) R$89 million of contingency capital gain, recorded net of deferred income tax effect (R$ 30 million).

14       Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. At June 30, 2020 and December 31, 2019, the Company has no indication of impairment in its property, plant and equipment assets.

53

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

(a)     Changes in property, plant and equipment

	Consolidated
	Balance on Dec / 19	Additions	Disposals	Transfers	Balance on June/ 20
Total property, plant and equipment, gross	43,353,099	1,542,540	(138,425)	-	44,757,214
Commutation/transmission equipment	22,812,029	412	(126,353)	1,830,857	24,516,945
Fiber optic cables	813,589	-	-	42,860	856,449
Leased handsets	2,489,995	452	(3,461)	74,410	2,561,396
Infrastructure	6,096,847	-	(1,796)	119,099	6,214,150
Informatics assets	1,721,251	1	(6,141)	41,908	1,757,019
General use assets	859,505	1	(335)	26,415	885,586
Right of use in leases	6,933,416	506,925	-	-	7,440,341
Land	40,794	-	-	-	40,794
Construction in progress	1,585,673	1,034,749	(339)	(2,135,549)	484,534

Total accumulated depreciation	(25,740,935)	(1,814,895)	129,447	-	(27,426,383)
Commutation/transmission equipment	(16,383,561)	(902,776)	120,545	-	(17,165,792)
Fiber optic Cables.	(410.567)	(36,591)	-	-	(447,158)
Leased handsets	(2,256,863)	(70.677)	745	-	(2,326,795)
Infrastructure	(3,593,833)	(218,172)	1.682	-	(3,810,323)
Informatics assets	(1,565,309)	(31,270)	6,140	-	(1,590,439)
General use assets	(590,658)	(23,721)	335	-	(614,044)
Right of use in leases	(940,144)	(531,688)	-	-	(1,471,832)

Total property, plant and equipment, net	17,612,164	(272,355)	(8,978)	-	17,330,831
Commutation/transmission equipment	6,428,468	(902,364)	(5,808)	1,830,857	7,351,153
Fiber optic cables	403,022	(36,591)	-	42,860	409,291
Leased handsets	233,132	(70,225)	(2,716)	74,410	234,601
Infrastructure (i)	2,503,014	(218,172)	(114)	119,099	2,403,827
Informatics assets	155,942	(31,269)	(1)	41,908	166,580
General use assets	268,847	(23,720)	-	26,415	271,542
Right of use in leases	5,993,272	(24,763)	-	-	5,968,509
Land	40,794	-	-	-	40,794
Construction in progress	1,585,673	1,034,749	(339)	(2,135,549)	484,534

54

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

	Consolidated
	Balance for Dec/18	Adoption of IFRS 16 / CPC 06 (R2)	Additions	Disposals	Transfers	Others changes	Balance for Dec/19

Total cost of Property, plant and equipment, gross	33,832,803	5,256,114	4,855,684	(183,384)	-	(408,118)	43,353,099
Commutation/transmission equipment	20,806,249	-	17,662	(133,789)	2,121,907	-	22,812,029
Fiber optic cables	762,175	-	-	-	51,414	-	813,589
Leased handsets	2,313,945	-	519	(20,194)	195,725	-	2,489,995
Infrastructure	6,133,810	-	-	(18,684)	294,851	(313,130)	6,096,847
Informatics assets	1,679,328	-	-	(9,366)	51,289	-	1,721,251
General use assets	796,839	-	-	(623)	63,289	-	859,505
Right of use in leases (i)	-	5,256,114	1,772,290	-	-	(94,988)	6,933,416
Land	40,794	-	-	-	-	-	40,794
Construction in progress	1,299,663	-	3,065,213	(728)	(2,778,475)	-	1,585,673

Total of accumulated depreciation	(22,629,181)	-	(3,262,726)	150,972	-	-	(25,740,935)
Commutation/transmission equipment	(14,936,069)	-	(1,577,490)	129,998	-	-	(16,383,561)
Fiber optic cables	(345,532)	-	(65,035)	-	-	-	(410,567)
Leased handsets	(2,132,227)	-	(131,341)	6,705	-	-	(2,256,863)
Infrastructure	(3,157,890)	-	(440,224)	4,281	-	-	(3,593,833)
Informatics assets	(1,512,114)	-	(62,561)	9,366	-	-	(1,565,309)
General use assets	(545,349)	-	(45,931)	622	-	-	(590,658)
Right of use in leases (i)	-	-	(940,144)	-	-	-	(940,144)

Total property, plant and equipment, net	11,203,622	5,256,114	1,592,958	(32,412)	-	(408,118)	17,612,164
Commutation/transmission equipment	5,870,180	-	(1,559,828)	(3,791)	2,121,907	-	6,428,468
Fiber optic cables	416,643	-	(65,035)	-	51,414	-	403,022
Leased handsets	181,718	-	(130,822)	(13,489)	195,725	-	233,132
Infrastructure	2,975,920	-	(440,224)	(14,403)	294,851	(313,130)	2,503,014
Informatics assets	167,214	-	(62,561)	-	51,289	-	155,942
General use assets	251,490	-	(45,931)	(1)	63,289	-	268,847
Right of use in leases (i)	-	5,256,114	832,146	-	-	(94,988)	5,993,272
Land	40,794	-	-	-	-	-	40,794
Construction in progress	1,299,663	-	3,065,213	(728)	(2,778,475)	-	1,585,973

Works in progress represent the cost of ongoing projects related to the construction of networks and / or other tangible assets during the period of their construction and installation, until the moment they start operating, when they will be transferred to the corresponding accounts of these assets.

Represented by the lease agreements for identifiable assets, framed in the new rule of IFRS16 / CPC 06 (R2). Basically, it refers to network infrastructure, vehicle, store and kiosks, and land (Rede) and fiber leases, as shown below:

55

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Right to use leases	Network infrastructure	Vehicles	Shops & Kiosks and real estate	Land (Network)	Fiber	Total
Balances on December, 2019	3,172,142	6,988	479,472	1,539,913	794,757	5,993,272
Additions in the period, net of cancellation	220,840	4,717	80,315	122,768	78,285	506.925
Depreciation	(206,476)	(2,794)	(54,990)	(97,001)	(170,427)	(531,688)
Balances on June, 2020	3,186,506	8,911	504,797	1,565,680	702.615	5,968,509

Useful Life	11.99	43.17	15.03	11.17	31.37

(b)Depreciation	rates

Annual Rate %
Commutation/transmission equipment	8 to 14.29
Fiber optic Cables	4 to 10
Leased handsets	14.28 to 50
Infrastructure	4 to 20
Informatics assets	10 to 20
General use assets	10 to 20

In 2019, in accordance with IAS 16 / CPC 27, approved by CVM Resolution, the Company and its subsidiaries carried out assessments of the useful life applied to their property, plant and equipment assets and concluded that there was no significant change or change in the circumstances in which the estimates were based in order to justify changes in the useful life currently used.

15.       Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangibles also include: (i) the purchase of the right to use the infrastructure of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtain a qualifying asset, meaning an asset that requires a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits to the entity and such costs can be accurately measured. Within this concept, we had the capitalization of charges for the acquisition of the 4G license and cleaning of the frequency range of 700 MHZ acquired up to September/19, when the asset was considered in operation by Management and from this date on, the capitalization of interest and charges on this asset was closed. These costs are amortized throughout the estimated useful lives of the assets.

56

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

As at June 30, 2020 and December 2019, the Company has no indication of impairment in its intangible assets of defined and indefinite useful life.

The amounts of the SMP authorizations and rights to use radio frequencies, as well as software, goodwill and other items, were recorded as follows:

(a)	Changes in intangibles

	Consolidated
	Balance for Dec / 19	Additions / Amortization	Disposals	Transfers	Balance for June/ 20
Total cost of intangible, gross	30,229,359	541,050	(658)	-	30,769,751
Right of use software	18,184,382	-	(656)	499,952	18,683,678
Authorizations	9,811,793	18,859	-	35,597	9,866,249
Goodwill	1,527,219	-	-	-	1,527,219
Right of use infrastructure - LT Amazonas	169,328	-	-	-	169,328
Other assets	327,362	-	-	552	327,914
Intangible assets under development	209,275	522,191	(2)	(536,101)	195,363

Total accumulated amortization	(20,561,033)	(943,030)	656	-	(21,503,407)
Right of use software	(15,093,166)	(659,809)	656	-	(15,752,319)
Authorizations	(5,278,413)	(266,788)	-	-	(5,545,201)
Right of use infrastructure - LT Amazonas	(60,204)	(3,881)	-	-	(64,085)
Other assets	(129,250)	(12,552)	-	-	(141,802)

Total intangible, net	9,668,326	(401,980)	(2)	-	9,266,344
Right of use software (c)	3,091,216	(659,809)	-	499,952	2,931,359
Authorizations (f)	4,533,380	(247,929)	-	35,597	4,321,048
Goodwill (d)	1,527,219	-	-	-	1,527,219
Right of use infrastructure - LT Amazonas (e)	109,124	(3,881)	-	-	105,243
Other assets	198,112	(12,552)	-	552	186,112
Intangible assets under development	209,275	522,191	(2)	(536,101)	195,363

	Consolidated
	Balance on Dec/18	Additions/ Amortizations	Transfers	Other changes	Balance on Dec/19

Total cost o iIntangible, gross	29,366,779	961,213	-	(98,633)	30,229,359
Right of use software	17,142,641	-	1,041,741	-	18,184,382
Authorizations	7,638,970	26,968	2,255,625	(109,770)	9,811,793
Goodwill	1,527,219	-	-	-	1,527,219
Right of use infrastructure - LT Amazonas	198,202	-	-	(28,874)	169,328
Other assets	307,654	-	19,708	-	327,362
Intangible assets under development	2,552,093	934,245	(3,317,074)	40,011	209,275

Total accumulated amortization	(18,684,775)	(1,876,258)	-	-	(20,561,033)
57

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Right of use software	(13,681,086)	(1,412,080)	-	-	(15,093,166)
Authorizations	(4,845,642)	(432,771)	-	-	(5,278,413)
Right of use infrastructure - LT Amazonas	(52,441)	(7,763)	-	-	(60,204)
Other assets	(105,606)	(23,644)	-	-	(129,250)

Total intangible, net	10,682,004	(915,045)	-	(98,633)	9,668,326
Right of use software (c)	3,461,555	(1,412,080)	1,041,741	-	3,091,216
Authorizations	2,793,328	(405,803)	2,255,625	(109,770)	4,533,380
Goodwill (d)	1,527,219	-	-	-	1,527,219
Right of use infrastructure - LT Amazonas (e)	145,761	(7,763)	-	(28,874)	109,124
Other assets	202,048	(23,644)	19,708	-	198,112
Intangible assets under development	2,552,093	934,245	(3,317,074)	40,011	209,275

Intangible assets under development represents the cost of projects in progress related to the acquisition of 4G authorizations and/or other intangible assets during the period of their construction and installation, up to the moment when they enter into operation, whereupon they will be transferred to the corresponding accounts for these assets. In addition, these intangible assets were assessed for impairment as at June 30, 2019 and 2019, with no necessary adjustment.

(b)	Amortization rates

Annual rate %

Right of use software	20
Authorizations	5 to 50
Right of use infrastructure	5
Other assets	7 to 10

(c)	Right of use software

The costs associated with maintaining software are recognized as expenses as they are incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products controlled by the Group are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs for employees directly allocated to its development.

(d)	Goodwill from previous years

The Company and its subsidiary have the following goodwill based on expectations of future profitability as at June 30, 2020 and December 31, 2019:

Goodwill on acquisition of TIM S.A. - The goodwill arising from the acquisition of TIM S.A. (formerly Intelig) in December 2009 in the amount of R$210,015 is based on the subsidiary’s expected profitability. The recoverability of goodwill is tested annually through impairment testing.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions – At the end of 2011, the subsidiary acquired Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into the subsidiary TIM S.A. on August 29, 2012.

The subsidiary recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$1,159,648.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

Impairment test

As required by the accounting standards, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment testing of goodwill mentioned above are summarized below:

The Company’s Management understands that the smaller cash generating units, for the purposes of testing the impairment of goodwill on the purchase of the aforementioned companies, refer to the business at a consolidated level, and therefore should be assessed at the level of TIM Participações. This methodology is aligned with the strategic direction of the Company and its subsidiary.

In 2019 the impairment test was performed comparing the carrying amount with the fair value less the costs of disposal of the asset, as provided in IAS 36 / CPC 01.

The fair value calculation considered the hierarchy level within which the fair value measurement of the asset (cash generating unit) is classified. For TIM Participações as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the carrying amount of the cash generating unit.

The fair value of Level 1 instruments comprises instruments traded in active markets and based on quoted market prices at the balance sheet date. A market is viewed as active if quoted prices are readily and regularly available from an exchange, distributor, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on a purely commercial basis.

In the case of TIM Participações, its securities are traded on BOVESPA with a code (TIMP3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the quantity held by the entity.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

The measurement was made based on the share value on the balance sheet date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, with the fair value being higher than the carrying amount. Therefore, as the fair value is higher than the carrying amount, it is not necessary to calculate the value in use.

As of June 30, 2020, the Company did not identify any indicators of impairment and therefore, there is no need to review the impairment in the period.

(e)        Right of use infrastructure - LT Amazonas

The subsidiary signed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil. Such agreements fell within the scope of IFRIC 4 / ICPC 3 and are classified as financial leases.

Additionally, the subsidiary entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce their operational costs (Note 16).

(f)        Authorizations

In this section, the amounts relative to the acquisition of Lot 2 in the Auction of the 700 MHz band are registered, in the amount of R$ 1,739 million in additions to the cost related to the cleaning of the frequency of the 700 MHZ band acquired, which totals R$ 1,199 million, in nominal amounts. Because the amount payable of R$1,199 million relates to a long-term obligation, it was reduced by R$47 million through an adjustment to Net Present Value (“NPV”).

The aforementioned license is part of the qualifying asset concept. Consequently, financial charges on funds raised without specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 to 2019.

In September 2019, the assets were considered in operation by Management and from this date on, the capitalization of interest and charges on this asset was closed. The amount capitalized in the year ended December 31, 2019 was R$ 38,375.

16       Leases

Leases in which the Company, as the lessee, substantially holds all of the risks and benefits of ownership, are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to income as financial costs over the term of the contract.

The subsidiary entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller. The subsidiary recognized a liability corresponding to the present value of the compulsory minimum installments under the agreement.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other party (the lessee) are classified as financial leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial income over the contractual term.

Asset leases are financial assets registered and/or measured at amortized cost.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Assets

	Consolidated
	06/2020	12/2019

LT Amazonas	154,761	156,378
	154,761	156,378

Current portion	(5,978)	(4,931)
Non-current portion	148,783	151,447

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary entered into network infrastructure sharing agreements with Telefônica Brasil S.A. Under these agreements, the subsidiary and Telefônica Brasil S.A. make joint investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A (Price Index Rate). The consolidated nominal amount of future installments receivable by the subsidiary is R$305,038 (R$ 316,641 on December 31, 2019).

The table below includes the schedule of cash receipts for the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amounts. It is worthwhile noting that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present value:

	Nominal amount	Present value

Until June 2021	23,206	5,978
July 2021 to June 2025	92,826	28,077
July 2025 onwards	189,006	120,706
	305,038	154,761

The present value of installments receivable is R$154,761 (R$156,378 as at December 31, 2019), consisting entirely of principal and estimated as at the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% per annum. In 2019, its value was reassessed to better align it with the methodology of the new standard IFRS 16 / CPC 06 (R2), removing the component of projected inflation on future income.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Liabilities

	Consolidated
	06/2020	12/2019

LT Amazonas (i)	273,684	276,233
Sales of towers (leaseback) (ii)	1,182,719	1,192,596
Others (iv)	109,232	115,973

Sub-total	1,565,635	1,584,802

Other leases (iii):
Leases - Network	3,352,866	3,294,261
Leases - Vehicles	4,970	3,005
Leases - Shops & Kiosks	282,472	255,857
Leases - Real Estate	258,644	243,921
Leases - Land (Rede)	1,652,003	1,600,456
Leases - Fiber	715,098	798,568
Sub-total for the adoption of IFRS16 / CPC 06 (R2)	6,266,053	6,196,068
Total	7,831,688	7,780,870

Current portion	(867,212)	(873,068)
Non-current portion	6,964,476	6,907,802

Interest paid in the period ended June 30, 2020 regarding IFRS16 / CPC 06 (R2) amounted to R$ 295,100.

Changes to the financial liabilities of lease operations are shown in Note 36.

i) LT Amazonas

The subsidiary executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The table below presents the future payment schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with distributors and are shown at their nominal amounts. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal amount	Present value

Until June 2021	44,079	11,864
July 2021 to June 2025	176,315	45,161
July 2025 onwards	359,122	216,659
	579,516	273,684

The consolidated nominal value of future installments due by the subsidiary is R$ 579,516. Its present value is R$ 273,684, being composed in its entirety of principal and was estimated, on the date of signing of the contracts with the transmission companies, projecting future payments and discounting them at 14.44% per year. In addition to these balances, the total value of the right to use also includes R $ 70,759 related to investments in property, plant and equipment assets made by the subsidiary and later donated to the electricity transmission concessionaires. Such a donation was already foreseen in the contracts signed between the parties.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

In 2019, its value was remeasured according to the calculation methodology of IFRS 16 / CPC 06 (R2), removing the projected inflation component on future payments and maintaining the original discount rate for the calculation of present value.

ii) Sale and leaseback of Towers

The subsidiary entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$2,651,247, of which R$1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 23).

The discount rate used in the transaction was determined on the basis of observable market transactions that the Company (the lessee) would have to pay under a similar lease or borrowing, as mentioned below.

The table below includes the schedule of payments of the agreement in force in relation to the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC, stated at their nominal amounts. It should be noted that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present values:

	Nominal amount	Present value

Until June 2021	187,720	27,756
July 2021 to June 2025	750,881	137,106
July 2025 onwards	1,944,832	1,025,761
	2,883,433	1,190,623

The consolidated nominal value of the sum of future installments due by the subsidiary is R$ 2,883,433. Its present value is R$ 1,190,623 and comprises only the principal. The present value was estimated, projecting future payments, discounted by the discount rates used on the date of the transactions, which vary from 11.01% to 17.08% per year, which were determined based on observable market transactions that the Company (the lessee) would have to pay on a similar lease and / or borrowing. In 2019, its value was remeasured according to the calculation methodology of IFRS 16 / CPC 06 (R2), removing the projected inflation component on future payments and maintaining the original discount rate for the calculation of present value.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

(iii) Other lease operations

In addition to the lease operations mentioned above, the Company also has lease agreements that qualify within the scope of IFRS16 / CPC 06 (R2).

The following table shows the payment schedule of those agreements in effect. The amounts represent the estimated disbursements within the agreements signed and are shown at their face value. The balances differ from those shown in the books, since in the latter case the amounts are shown at present value:

	Until June 2021	July 2021 to June 2025	July 2025 onwards	Nominal amount	Present value
Total other leases	1,357,099	4,302,303	3,602,952	9,262,354	6,266,053
Leases - Network	643,669	2,313,387	2,077,719	5,034,775	3,352,866
Leases - vehicles	5,927	3,839	-	9,766	4,970
Leases - Shops & Kiosks	88,002	191,030	46,098	325,130	282,472
Leases - Real Estate	54,745	189,712	157,376	401,833	258,644
Leases - Land (Network)	307,584	1,054,184	1,321,759	2,683,527	1,652,003
Leases - Fiber	257,172	550,151	-	807,323	715,098

The present value, principal and interest on June 30, 2020 for the above contracts, was estimated month by month, based on the average incremental rate of the Company borrowings of 10.14%.

The lease amounts considered to be of low value or less than 12 months recognized as a rental expense on June 30, 2020 is R$ 17,243 (R$28,816 on June 30, 2019).

(iv) It is mainly represented by leases transactions in transmission towers.

17.        Regulatory credits recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used toward settlement of the TFF payable to Fistel, considering the beginning of its payment postponed to August 31, 2020 (note 21).

As of June 30, 2020, this credit is R$ 52,228 (R$ 33,090 as of December 31, 2019).

18.       Suppliers

Supplier accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity terms of these obligations, in practice they are usually recognized at the invoice value.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

	Parent Company		Consolidated
	06/2020	12/2019	06/2020	12/2019

	3,538	6,987	2,068,786	3,923,035

Local currency	2,871	6,624	1,827,972	3,769,298
Suppliers of materials and services (a)	2,871	6,624	1,712,793	3,667,152
Interconnection (b)	-	-	83,352	67,396
Roaming (c)	-	-	1,294	441
Co-billing (d)	-	-	30,533	34.309

Foreign currency	667	363	240,814	153,737
Suppliers of materials and services (a)	667	363	182,985	116,057
Roaming (c)	-	-	57,829	37,680

Current portion	3,538	6,987	2,068,786	3,923,035

(a) Represent the amounts to be paid to suppliers for acquisitions of materials and for the provision of services relating to tangible and intangible assets or for consumption in operations, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending on the networks of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors to other operator networks.

(d) This refers to calls made by a customer who has used another long-distance operator.

19.       Authorizations payable

As at June 30, 2020, the Company and its subsidiary had the following commitments to ANATEL:

	Consolidated
	06/2020	12/2019

Renewal of authorizations (i)	176,392	199,363
Updated ANATEL liability (ii)	132,099	126,974
	308,491	326,337

Current portion	(62,768)	(88,614)
Non-current portion	245,723	237,723

(i)	For the provision of SMP, the subsidiary obtained Authorizations for the right to use radio frequencies for a specified period, renewable for another 15 (fifteen) years. In the option to extend the right of such use, the payment of 2% of the net revenue of the region covered by the Authorization that ends each biennium is due. As of June 30, 2020, the subsidiary had outstanding balances related to the renewal of Authorizations in the amount of R$ 176,392 (R$ 199,363 on December 31, 2019).

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

(ii) On December 05, 2014 the subsidiary signed an Authorization Instrument for the 700 MHz band and paid an amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a trade liability, according to the payment method provided for in the call notice.

On June 30, 2015, the subsidiary distributed a lawsuit challenging the collection of the excess nominal value of R$ 61 million (R$ 132 million on June 30, 2020), which is still pending judgment.

The authorizations held on a primary basis by TIM S.A. as at December 31, 2019, as well as their maturity dates, are detailed below:

Maturity date
Authorization instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region - July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years, and therefore TIM is not entitled to a further renewal period.

** Only complementary areas in some specific States.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

20        Borrowing and financing

These are recorded as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

They are initially recognized at fair value, and subsequently measured based on the effective interest rate method. The appropriation of financial expenses based on the effective interest rate method is recorded in income, under financial expenses.

Description	Currency	Charges	Maturity	June/20	Dec/19
BNDES (1)	URTJLP	TJLP to TJLP + 2.52% pa	Jul/22	-	240,008
BNDES (1)	UM143	SELIC + 2.52% pa	Jul/22	-	374,461
BNDES (PSI) (1)	BRL	3.50% pa	Jan/21	-	18,071
KFW Finnvera (2)	USD	Libor 6M + 0.75% pa	Jan / 24 to Dec / 25	407,781	330,217
Debentures (2)	BRL	104.1% CDI	July/20	1,016,362	1,025,965
Cisco Capital (3)	USD	2.50% pa	Dec/20	27,418	40,366
BAML (3)	EUR	0.279% pa	Aug/21	550,796	-
Scotia (2)	USD	1.241% to 1.734% pa	Apr/12 to Aug/21	1,086,092	-
Total				3,088,449	2,029,088
Current portion				(1,740,588)	(1,384,180)
Non-current portion				1,347,861	644,908

Guarantees:

(1) Guaranteed by the holding company TIM Participações and collateral of some receivables of the subsidiary.

(2) Guaranteed by the holding company TIM Participações.

(3) No guarantee.

The Parent Company TIM Participações did not have borrowing and financing as at June 30, 2019.

The subsidiary’s financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfillment of certain financial and non-financial indexes calculated on a half-yearly basis. In February 2020, the subsidiary made the total prepayment of financing obtained from BNDES, however there are still contracts in force with the bank regulating the credit lines available for withdrawal. The parent company TIM Participações has been complying with the defined financial ratios. The financial ratios are: (1) Shareholders’ equity on total assets; (2) EBITDA on net financial expenses; (3) Total financial debt to EBITDA and (4) Short-term net financial debt to EBITDA.

In May 2018, the Company obtained a new credit line in the amount of R $ 1,500 million from the BNDES to finance investments in property, plant and equipment assets (Capex) for the 2017-2019 three-year period, with terms to be used until August 2020. As of March 2019, with the contracting of Finame Direto, the Company replaced sub-credit “B” of this contract (equivalent to R$ 390 million). This new credit line in the amount of R$ 390 million with Finame, a company in the BNDES system, aimed at improving the conditions of one of the sub-credits, of equal value, contracted with BNDES in May 2018, both in terms of term and cost The cost of this line is IPCA plus interest of up to 2.99% per year and its availability extends until March 2021, without any disbursement obligations.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

In January 2020, a new credit line in the principal amount of R$ 752 million was secured between Banco do Nordeste do Brasil SA as a creditor and TIM SA as a borrower, guaranteed by guarantees and receivables. The agreement has a total term of 8 years, 3 of which are grace period and 5 of amortization, to subsidize the company’s capex plan for the next 3 years (2020-2022) in the Northeast region. The Credit Line is divided into two installments: i) R$ 325 million to the IPCA + 1.44% ay or IPCA +1.22% considering a 15% compliance bonus; and ii) R$ 427 million to the IPCA + 1.76% ay or IPCA +1.48% considering 15% compliance bonus. Disbursement in installments scheduled for 2020, 2021 and 2022.

The table below shows the position of financing and available credit lines:

Type	Currency	Opening date	Term	Total amount	Remaining value	Amount used up to June 30, 2020
BNDES (i)	TJLP	May/18	Aug/20	1,090,000	1,090,000	-
BNDES (ii)	TJLP	May/18	Aug/20	20,000	20,000	-
FINAME (iii)	IPCA	Mar/19	Mar/21	390,000	390,000	-
BNB (iv)	IPCA	Jan/20	Jun / 23	752,479	752,479	-
Total BRL:				2,252,479	2,252,479	-

Purposes:

(i)	Support to TIM’s investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of national equipment;
(ii)	Investments in social projects, within the community;
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and / or other components of national manufacture.
(iv)	Support to TIM’s investment plan for the years 2020 to 2022 in the region where Banco do Nordeste do Brasil operates.

As a result of the more efficient borrowing and financing management strategy, in February 2020, the Company prepaid its total debt with BNDES at a cost of 171% of the CDI, replacing it with new borrowings with Bank of America Merril Lynch and The Bank of Nova Scotia, with an average cost of 108.3% of the CDI.

The controlled company TIM Celular has swap transactions, in order to be protected from the real devaluation risk with respect to the US dollar and euro in its borrowings and financing. However, it does not apply “accounting for hedge” (See note 37).

Borrowing and financing on June 30, 2020 due on long-term is in accordance with following schedule:

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Consolidated
2021	1,120,312
2022	91,203
2023	45,877
2024	75,939
2025	14,530
1,347,861

nominal value of borrowings is consistent with their respective payment schedule.

Nominal amount

2020	1,093,256
2021	1,722,316
2022	90,834
2023	45,697
2024	107,353
2025	28,993
3,088,449

Borrowing fair value

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from Cisco and KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of analyzing the fair value, considering the characteristics of this transaction, the Company believes that its fair value is equal to that recorded in the balance sheet.

With regard to funding contracted with The Bank of Nova Scotia and Bank of America, considering the amount of the active position of the contracts at the fair value of these borrowings that protect the company from variations in exchange rate interest. The fair value of operations on June 30 are, respectively R$ 1,085,431 and R$ 27.246.

21.        Indirect taxes, charges and contributions payable

	Parent Company		Consolidated
	06/2020	12/2019	06/2020	12/2019

Indirect taxes, charges and contributions payable	598	530	836,424	466,603

Value added tax on goods and services - ICMS	-	-	351,736	377,105
ANATEL taxes and charges (1)	-	-	415,378	22,009
ISS	593	525	62,110	61,673
Others	5	5	7,200	5,816

Current portion	(598)	(530)	(833,360)	(463,606)
Non-current portion	-	-	3,064	2,997

(1)	The Fistel rate, for the year 2020, started its payment postponed to August 31, 2020, based on Provisional Measure 952, of April 15, 2020.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

22.        Direct taxes, charges and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to choose quarterly or monthly payments of income tax and social contribution. From 2016 onward, the Company chose to make monthly payments of income tax and social contribution.

	Parent Company		Consolidated
	06/2020	12/2019	06/2020	12/2019

Direct taxes, charges and contributions payable	86	25,816	290,998	508,615

Income tax and social contribution	-	-	215,665	346,097
PIS/COFINS	46	25,813	43,699	130,327
Other (*)	40	3	31,634	32,191

Current portion	(86)	(25,816)	(78,517)	(296,305)
Non-current portion	-	-	212,481	212,310

(*) The composition of this account refers mainly to the subsidiary’s adherence to the Tax Recovery Program – REFIS, as of 2009. For installment payment of debts due on federal taxes (PIS, COFINS, IR and CSLL) whose final maturity will be on October 31, 2024.

23.       Deferred revenues

	Consolidated
	06/2020	12/2019

Deferred revenues	1,018,837	1,109,112

Prepaid services (1)	150,044	186,310
Government grants (2)	32,902	42,159
Network swap (3)	-	2,713
Anticipated revenue	12,568	11,651
Deferred revenue for sale of towers (4)	815,969	843,017
Contractual liabilities (5)	7,354	23,262

Current portion	(229,314)	(281,930)
Non-current portion	789,523	827,182

(1) This refers to the reloading of voice and data credits not yet used by customers involving prepaid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds related to the financing line with the BNDES (Investment Support Program - BNDES PSI). The sum of grants awarded by BNDES until June 30, 2020 is R$ 203 million and the amount outstanding at June 30, 2020 and R$ 32,902 (R$ 42,159 at December 31, 2019). This amount is being amortized over the term useful life of the asset being financed and appropriated to the group of “other income (expenses), net” (note 29).

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

(3) Refers mainly to the transfer of onerous contracts and reciprocal fiber optic infrastructure (Note 11).

(4) Refers to amounts to be appropriated from sales of towers (Note 16).

(5) Contracts with customers.

As at June 30, 2020, the balance of contractual assets and liabilities is as follows:

	06/2020	12/2019

Accounts receivable included in Trade accounts receivable	2,086,494	2,413,865
Contractual assets (Note 6)	11,316	15,142
Contractual liabilities	(7,354)	(23,262)

Contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where discounts may be given on equipment and/or services, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main changes during the period:

Contractual assets (liabilities)

Balance as at January 1, 2020	(8,120)
Additions	2,256
Write-off	9,826
Balance as at June 30, 2020	3,962

The estimated realization of the balances of contractual assets and liabilities is described below:

	2020	2021	2022
Contractual assets (liabilities)	6,164	(1,867)	(335)

In accordance with paragraph 121 of IFRS 15 / CPC 47, the Company is not presenting the effects of the information on contracts with customers that are effective for less than one year.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

24.        Provision for legal and administrative proceedings

The Company and its subsidiary are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on an analysis by the Company’s legal consultants and by Management. Situations where losses are considered probable or possible are subject to registration and disclosure, respectively, for their adjusted amounts, and those where losses are considered remote are not disclosed.

The updated provision set up for legal and administrative proceedings is made up as follows:

	Parent Company		Consolidated
	06/2020	12/2019	06/2020	12/2019

Provision for legal and administrative proceedings	49,182	47,423	877,966	840,637

Civil (a)	-	-	259,568	212,702
Labor (b)	46,437	44,745	235,345	261,837
Tax (c)	2,745	2,678	353,586	333,717
Regulatory (d)	-	-	29,467	32,381

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	Dec-19	Additions, net of reversals	Payments	Monetary restatement	June-20

	840,637	164,131	(209,913)	83,111	877,966

Civil (a)	212,702	117,257	(113,491)	43,100	259,568
Labor (b)	261,837	35,924	(92,411)	29,995	235,345
Tax (c)	333,717	13,816	(3,939)	9,992	353,586
Regulatory (d)	32,381	(2,866)	(72)	24	29,467

The Company and its subsidiary are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers, consumer protection agencies and public finance agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized below:

a.        Civil proceedings

a.1.        Consumer lawsuits

The Company is party to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$143,829 (R$135,290 as at December 31, 2019) basically refer to alleged incorrect collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

a.2.        Consumer protection agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office, Procon and other consumer protection agencies arising from consumer complaints that include: (i) alleged failure to provide network services; (ii) challenges related to the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion of the amounts charged by the Company to its customers related to loyalty fines in the case of handset theft. The amounts involved total R$55,970 (R$ 31,221 as at December 31, 2019).

a.3.        Former trade partners

TIM is a defendant in lawsuits filed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$19,854 (R$ 12,812 as at December 31, 2019).

a.4.        Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among others: (i) the renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suits. The amounts involved total R$37,929 (R$31,539 as at December 31, 2019).

a.5        Social, environmental and infrastructure

The Company is party to lawsuits involving various agents challenging several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$580 (R$ 498 as at December 31, 2019).

a.6        ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, challenging: (i) a debit related to the collection of 2% on revenue from value added services (“VAS”) and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$1,406 (R$1,342 as at December 31, 2019).

b. Labor proceedings

Below is a summary of the key labor proceedings claims with a likelihood of loss considered probable:

Refer to various labor claims filed by former employees in relation to issues such as salary differences, parity, payment of variable compensation/commission, legal additions, overtime and other provision set forth in the period preceding the privatization process, and also claims filed by former employees of service providers who, taking advantage of the labor legislation currently in force, require the Company and/or its subsidiary to be held liable for labor obligations not complied with by the service providers contracted.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Of the total of 1,628 labor claims on June 30, 2020 (2,408 on December 31, 2019) filed against the Company and its subsidiary, the majority refer to claims involving former employees of service providers followed by employee suits own. The provision for these claims totals R$ 226,477 monetarily restated (R$ 252,968 as of December 31, 2019).

A significant portion of this provision relates to organizational restructuring processes, notably the closure of the activities of the Customer Relationship Centers (call center) as well as processes related to TIM’s internal websites, which resulted in the dismissal of employees. As of June 30, 2020, the provision for these claims totals R$ 46,503 monetarily restated (R$ 57,859 as of December 31, 2019).

c. Tax processes

06/2020	12/2019
Federal Taxes	164,804	155,495
State Taxes	104,623	93,790
Municipal Taxes	8,320	8,227
TIM SA proceedings (Purchase price allocation)	75,839	76,205
	353,586	333,717

The total provision recorded is substantially composed of the following proceedings, and the amounts indicated are estimated using the indices established by the federal government for taxes in arrears, being linked to the variations in the SELIC rate:

Federal taxes

The provision is substantially composed of the following proceedings:

a.	The provision for TIM SA supports fifty-one lawsuits, relating to questions involving the impact on CIDE, CPMF, CSLL, IRRF operations, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, we highlight the amounts involved in the legal proceedings seeking the recognition of the right not to collect the CPMF allegedly levied on simultaneous operations of purchase and sale of foreign currency and exchange of account ownership resulting from corporate incorporation, whose amounts provisioned, updated, equivalent to R$ 8,321 (R$ 9,560 on December 31, 2019), as well as the amount related to the fine and interest on the 2009 FUST contribution, where the benefit of spontaneous termination is not being recognized, whose provisioned and updated amount is R$ 14,716 (R$ 14,564 on December 31, 2019).

b.	The company set up a provision for a proceeding that seeks to collect the social security contribution withheld at the rate of 11% to which, supposedly, payments made by the company to other legal entities should be submitted as compensation for various activities, the amount of which was provisioned and updated is R$ 38,365 (R$ 37,977 on December 31, 2019).

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

c.	In addition, in the second quarter of 2019, the Company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of charging the FUST (Fund for Universalization of Telecommunications Services). Claim for the recognition of the right not to collect FUST, failing to include in its calculation basis the revenues transferred as interconnection and EILD (Industrial Exploration of Dedicated Line), as well as the right not to be retroactively charged for the differences determined due to not observing ANATEL’s summary 7/2005, in the amount of R$ 58,674 (R$ 58,116 on December 31, 2019).

d.	In June/2020, the company set up a provision for federal compensation processes resulting from a review carried out in 2006, for which the documentary support was not robust enough after expert reviews. The amount provisioned and updated for June/2020 is R$ 5,275 (without correspondent in December/2019).

State taxes

The provision is substantially composed of the following proceedings:

The provision for TIM SA supports fifty-six processes, among which we highlight (i) the amounts involved in the assessments that question the reversal of ICMS debts, as well as the documentary support for the confirmation of appropriated credits by the Company, whose values provisioned, restated, amount to R$ 36,229 (R$ 23,558 as of December 31, 2019), (ii) amounts allegedly not offered for taxation for the provision of telecommunications services, which, updated, amount to R$ 5,100 (R$ 5,037 as of December 31, 2019), as well as (iii) charges due to alleged differences in both incoming and outgoing goods, in a quantitative inventory survey procedure, whose updated values are equivalent to R$ 15,646 (R$ 15,460 in 31 December 2019), (iv) the launching of credits related to the return of cellular handsets assigned in lending, whose updated values are equivalent to R$ 10,977 (R$ 10,826 on December 31, 2019) and ( v) subsidies for handset, whose updated amounts are equivalent to R$ 8,723 (R$ 8,644 as of December 31, 2019).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

TIM S.A. PPA

There are tax proceedings arising from the acquisition of TIM SA, which comprise the process of allocating the acquisition price of this Subsidiary and amount to R$ 75,839 (R$ 76,205 on December 31, 2019).

d.	Regulatory processes

ANATEL has brought administrative proceedings against the Group for: (i) failure to meet certain quality service indicators; (ii) defaults on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

As of June 30, 2020, the amount indicated relating to the Procedures for Determination of Non-Compliance with Obligations (“PADOs”), considering the monetary adjustment, classified as probable loss risk is R$ 29,467 (R$ 32,381 on December 31, 2019).

e.	Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiary involving a risk of loss classified as possible by the Company’s legal advisors and the Management. No provision has been set up for these legal and administrative proceedings, and no materially adverse effects are expected on the quarterly information, as shown below:

	Consolidated
	06/2020	12/2019

	17,832,235	18,395,727

Civil (e.1)	1,104,276	1,032,637
Labor and social security (e.2)	402,722	459,020
Tax (e.3)	16,162,749	16,196,077
Regulatory (e.4)	126,697	707,993

The administrative and legal proceedings assessed as possible losses and monitored by Management are disclosed at their updated values.

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

Consolidated

	06/2020	12/2019
Actions filed by consumers (e.1.1)	287,431	374,860
ANATEL (e.1.2)	229,947	220,526
Consumer protection agencies (e.1.3)	118,774	32,847
Former trade partners (e.1.4)	183,205	180,226
Social and environmental, and infrastructure (e.1.5)	144,044	125,201
Other (e.1.6)	140,875	98,977
	1,104,276	1,032,637

e.1.1. Actions filed by consumers

These actions refer particularly to alleged incorrect billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

e.1.2. ANATEL

The Company is party to lawsuits filed against ANATEL, for the following reasons: (i) debit regarding the collection of 2% on revenue obtained from VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Consumer Protection Agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office, Procon and other consumer protection agencies arising from consumer-related complaints that include: (i) alleged failure to provide network services; (ii) alleged failure to deliver devices; (iii) alleged non-compliance with state legislation; (iv) contract model and alleged incorrect charging for VAS; (v) alleged violation of SAC Decrees; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among other items, amounts arising from alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The Company is party to lawsuits involving different parties that challenge aspects related to: (1) environmental licensing and structure licensing (installation/operations), and (2) (i) electromagnetic radiation emitted by the telecom structures, (ii) renewal of lease land agreements to install sites, (iii) eviction from land leased to install sites, and (iv) presentation of registration data, among others.

e.1.6 Others

TIM is a party to other lawsuits of an essentially non-consumer-related nature filed by various agents other than those described above, in which the discussions involve: (i) renewals of lease agreements, (ii) share subscription lawsuits, (iii) compensation lawsuits, (iv) alleged breach of contract, and (v) lawsuits involving charges.

e.2. Labor claims

e.2.1. Social security

TIM Celular received Tax Notification of Debt Entry, referring to the alleged irregularity in the payment of social security contributions related to the payment of Profit Sharing, in the amount of updated R$ 538 (R$ 538 on December 31, 2019) and suffered still tax assessment related to alleged social security contributions on hiring bonus; unadjusted bonus; consideration for self-employed activities and sales incentives in the updated amount of R$ 9,693 as of June 30, 2020.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

TIM SA received Tax Notices of Debt Entry, referring to the alleged irregularity in the payment of social security contributions levied on profit sharing; lack of payment on directors’ fees and lack of proper filling in of the FGTS Collection Guide - GFIP, in addition to a wrong statement in the GFIP in the total amount of R$ 1,559 updated (R$ 1,559 on December 31, 2019).

e.2.2. Labor

There are 3,391 labor claims on June 30, 2020 (3,976 on December 31, 2019) filed against the Company and its subsidiary, relating to claims involving ex-employees and employees of service providers in the amount of updated R$ 438,513 (R$ 459,020 as of December 31, 2019).

A significant portion of the existing contingency concerns organizational restructuring processes, notably the closure of the activities of the Customer Relationship Centers (call center), as well as processes related to TIM’s internal websites, which resulted in the dismissal of employees. Added to these lawsuits are those brought by third-party service providers with requests for employment with TIM, whose amounts add up to R$ 18,079 updated (R$ 14,349 as of December 31, 2019).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former employees of Gazeta Mercantil, Jornal do Brasil and JB Editora requesting in court the inclusion in the liability center of Holdco, which before the merger with TIM Participações, belonged to the Grupo Econômico Docas, of which Gazeta Mercantil and Jornal do Brasil are part.

The other amounts are related to labor lawsuits filed by former employees and third companies.

e.3. Tax

	06/2020	12/2019
Federal taxes (e.3.1)	4,291,047	4,279,570
State Taxes (e.3.2)	8,187,827	8,221,808
Municipal taxes (e.3.3)	716,855	703,132
FUST, FUNTTEL and EBC (e.3.4)	2,967,020	2,991,567
	16,162,749	16,196,077

The amounts are adjusted based on an estimate of the SELIC rate. The historical amount involved is equivalent to R$11,575,531 (R$ 11,549,274 as of December 31, 2019).

e.3.1. Federal taxes

The total amount assessed against Grupo TIM in relation to federal taxes is R$ 4,291,047 as of June 30, 2020 (R$ 4,279,570 as of December 31, 2019). Of this value, the following discussions stand out:

(i)	Alleged of alleged incorrect use of tax credits for carrying out reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Federal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 2,699,528 (R$ 2,672,754 as of December 31, 2019).

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

(ii)	Method of offsetting tax losses and negative bases. The amount involved is R$ 201,450 (R$ 203,302 on December 31, 2019)

(iii)	Collection of CSLL on monetary variations for swap transactions, recorded on a cash basis. The amount involved is R$ 67,223 (R$ 66,164 on December 31, 2019).

(iv)	Payment of IRRF on revenue from overseas residents, including those remitted for international roaming and payments to unidentified beneficiaries, as well as the collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for the subsidiary is R$ 258,976 (R$ 256,833 on December 31, 2019).

(v)	Charging of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsetting carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$ 397,392 (R$ 427,233 on December 31, 2019).

e.3.2. State taxes

The total amount assessed against Grupo TIM in relation to state taxes on June 30, 2020 is R$ 8,187,827 (R$ 8,221,808 on December 31, 2019). Of this value, the following discussions stand out:

(i)	Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$ 1,053,508 (R$ 1,053,411 on December 31, 2019).

(ii)	Use of tax benefits under the Program for Promoting the Integrated and Sustainable Economic Development of the Federal District granted by the tax authority itself, but subsequently declared an unconstitutional and alleged incorrect crediting of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R$ 489,894 (R$ 887,637 on December 31, 2019).

(iii)	Credit reversal and late use of credits for purchases of property, plant and equipment assets. The amount involved for TIM SA is R$ 619,165 (R$ 731,864 as of December 31, 2019).

(iv)	ICMS credits booked and debits reversed, as well as the identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted as prepayment of future recharges (special credit), as well as credits related to transactions involving tax substitution, exempt and non-taxable transactions. As of June 30, 2020, the amount in the subsidiary is R $3,330,593 (R$ 3,284,473 as of December 31, 2019).

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

(v)	The use of credit to purchase electricity for the companies’ production processes. The amount involved is R$133,792 (R$131,057 as at December 31, 2019).

(vi)	Alleged conflict between ancillary obligation data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$508,808 (R$138,684 as at December 31, 2019).

(vii)	Alleged failure to pay ICMS arising from debts reversed regarding prepaid services, incorrect ICMS credits regarding outgoing goods allegedly benefiting from a reduction in the calculation base, as well as an alleged failure to include VAS of the ICMS calculation base. The amount involved is R$203,820 (R$198,505 as at December 31, 2019).

(viii)	Credits booked for the return of cell phones on free lease. The amount involved is R$182,931 (R$180,920 as at December 31, 2019).

(ix)	Collection of ICMS tax on subscription services and the alleged failure to include this in the ICMS calculation base due to its nature. The amount involved is R$255,555 (R$249,659 as at December 31, 2019).

e.3.3. Municipal taxes

The total assessment against the TIM Group for municipal taxes was R$716,855 as at June 30, 2020, (R$703,132 as at December 31, 2019). Of this amount, the following issues stand out:

a.	Payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$149,140 (R$147,572 as at December 31, 2019).

b.	Collection of ISS on import of services. The amount involved is R$382,471 (R$300,669 as at December 31, 2019).

c.	Constitutionality of the collection of the TFF by municipal authorities in several locations. The amount involved is R$123,983 (R$120,503 as at December 31, 2019).

e.3.4. FUST and FUNTTEL

The total amount assessed against Grupo TIM in relation to contributions to FUST and FUNTTEL is R$ 2,967,020 (R$ 2,991,567 as of December 31, 2019). The main discussion involves the collection of contributions to FUST and FUNTTEL (Fund for Technological Development of Telecommunications) from the issue by ANATEL of Súmula nº. 07/2005, aiming, among others, and mainly, the collection of the contribution to the FUST and FUNTTEL on the interconnection revenues earned by mobile telecommunications service providers, as of Law no. 9,998 / 2000.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

e.4. Regulatory issues

ANATEL has initiated administrative proceedings against those controlled by: (i) non-compliance with certain quality indicators; (ii) default on other obligations arising from the Authorization Terms and; (iii) failure to comply with SMP and STFC regulations, among others.

As of June 30, 2020, the amount indicated relating to PADOs (Procedure for Determination of Non-Compliance with Obligations), considering the monetary adjustment, classified as possible risk was R$ 126,697 (R$ 707,993 on December 31, 2019). The variation was mainly due to the processing of the s PADOs included in the Conduct Adjustment Term “TAC” under negotiation with ANATEL.

On August 22, 2019, ANATEL’s Board of Directors unanimously approved TIM’s Conduct Adjustment Term (TAC), which had been negotiated since June 2018 with the regulator. The agreement covers a sanction reference value of R$ 627 million. The commitment to be assumed by TIM provides for improvement actions in three performance pillars - customer experience, quality and infrastructure - through initiatives associated with improvements in the station licensing process, efficient use of numbering resources, evolution of digital channels service, reduction of complaint rates, repair of users and reinforcement of transport and access networks. In addition, it contemplates the additional commitment to take mobile broadband, through the 4G network, to 366 municipalities with less than 30 thousand inhabitants, thus reaching more than 3.4 million people. The new infrastructure will be implemented in three years - more than 80% in the first two years - and the sharing regime with other providers is guaranteed by the Company.

On June 19, 2020 the Company's Board of Directors approved said TAC after the Regulator's final resolution and the term was signed on June 25. The agreement covers penalties totaling approximately R$ 639 million, updated, which will be filed due to commitments represented in actions for quality improvement and customer experience as well as network infrastructure increase in more than 2,000 locations.

Upon obtaining the term extension of the authorizations for the use of radio frequencies associated with the SMP, the subsidiary TIM SA becomes liable for the contractual burden on the net revenue resulting from the service plans sold under each authorization. However, since 2011 ANATEL started to include in the calculation base of the referred burden also the revenues obtained with Interconnection, and from 2012, the revenues obtained with Value Added Services. In the opinion of the Company, the inclusion of such revenues is undue because it is not expressly provided for in the original Authorization Terms, so the charges received are discussed at the administrative and / or judicial level.

25.        Shareholders’ equity

a.        Capital stock

Share capital is recorded at the amount effectively raised from shareholders, net of costs directly linked to the funding process.

When a Group company buys shares in the capital of the Company, in order to keep them in treasury, the amount paid, including any additional costs directly attributable, is deducted from the Company’s shareholders’ equity until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of additional costs directly attributable to the transaction, is included in equity. As of June 30, 2020, the Company has 625,404 shares in Treasury (210,527 as of December 31, 2019), in order to comply with the Stock Option Plan (note 26).

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

On April 7, 2020, the Ordinary and Extraordinary General Meeting approved a capital increase via capitalization of the expansion reserve in the amount of R$1,644,013. This increase was carried out without the issuance of new shares in proportion to the shareholders' rights.

The subscribed and paid up capital is represented as follows:

	Consolidated
	06/2020	12/2019

Net value paid up	11,510,311	9,866,298

Value paid-up	11,557,428	9,913,415
(-) Funding costs	(47,117)	(47,117)

Number of common shares	2,421,032,479	2,421,032,479

b.       Capital reserves

The use of capital reserves is in accordance with the provisions of Article 200 of Law No. 6.404/76, which refers to corporate entities. These reserves consist of:

	06/2020	12/2019

	410,763	410,650

Special goodwill reserve	380,560	380,560
Stock options	30,203	30,090

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)     Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005, the Company acquired all the shares held by the minority shareholders of TIM Sul SA and TIM Nordeste Telecomunicações SA This acquisition was carried out with the issue of new shares by TIM Participações SA, converting these companies into its wholly-owned subsidiaries. This transaction was recorded at the time at the book value of the shares, not recording goodwill arising from the difference in market value between the shares traded.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

When the first IFRS was adopted, the Company used the exemption that allows a subsidiary, when adopting international accounting practice after the adoption of IFRS by its parent company, to consider the balances previously reported to the parent company for the purposes of its consolidation. In the balance sheet for the transition to IFRS, the Company recorded the acquisition value based on the market value of TIM Participações SA shares at that time, recording goodwill in the amount of R$ 157,556.

(ii)        Acquisition of the shares of Holdco - purchase of TIM S.A (Intelig)

On December 30, 2009, the Extraordinary General Meeting of TIM Participações approved the merger of Holdco, a company that held 100% of TIM SA’s share capital, into TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the old Brazilian accounting practices (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date of November 30, 2009.

When the IFRS was first adopted, the acquisition was recorded on the base date of December 31, 2009 and the market value of TIM Participações’ common and preferred shares on December 30, 2009 was considered, totaling R$ 739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$ 516,725) generated goodwill, against a capital reserve of R$ 223,004.

b.2 Stock options

The balances recorded in these captions represent the expenses of the Company and its subsidiary with stock options granted to employees (note 26).

In the period ended June 30, 2020 and year ended 2019, the Company sold 305,063 and 668,367 common shares, respectively, to the beneficiaries of the stock option plan (note 26). These shares were in the Company’s treasury when the options were exercised at an average book value of R$ 16.06 and R$ 10.87, respectively. Additionally, through the Share Buyback Program launched in October 2017, the Company acquired 719,940 in 2020 (210,526 in 2019) shares for the price of R$ 15.57 and R$ 15.22 respectively, equivalent to R$ 11,207 in 2020 (R$ 3,204 in 2019). As a result, the net effect on the treasury stock repurchase transaction was R$ 6,307 (R$ 5,319 in 2019).

c. Profit reserves

c.1 Legal reserve

Refers to the allocation of 5% of net income for the year ended December 31 of each year, until the reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the tax incentive reserve. Additionally, the Company may stop constituting the legal reserve when it, added to the capital reserves, exceeds 30% of the capital.

This reserve can be used only for capital increases or the offsetting of accumulated losses.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of income that is not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent upon the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

In December 2019, the Reserve for expansion reached the limit defined in the Company’s bylaws. As a result, the capital increase through capitalization of the expansion reserve in the amount of R $ 1,644,013 was approved at the last meeting on April 7, 2020. This increase was be made without issuing new shares in proportion to the shareholders’ rights.

c.3 Tax benefit reserve

The subsidiary enjoys tax benefits that provide for restrictions on the distribution of profits by this subsidiary. According to the legislation establishing these tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve for the legal entity. This reserve should only be used for offsetting the losses or capital increases. At June 30, 2020, the accumulated amount of benefits enjoyed by the subsidiary was R$ 1,612,019 (R$1,612,019 at December 31, 2019).

This tax benefit basically corresponds to a reduction in the IRPJ on income from exploration, recorded by the units entitled to this benefit. The subsidiary operates in the area of the former Superintendence for Development of the Amazon (“SUDENE/SUDAM”), and the tax benefit reports are granted by the state, for a period of ten years, subject to extension.

d.       Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Legislation.

As stated in the most recent bylaws approved on April 14, 2016, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit.

As provided for in the Company’s bylaws, dividends not claimed within three years will be reversed to the Company.

As at December 31, 2019, dividends and interest on shareholders´ equity were calculated as shown below:

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

2019

Net income for the year	3,622,127
(-) Tax incentives not to be distributed	(194,161)
(-) Legal reserve constitution	(171,398)
Revised profit	3,256,568

Minimum dividends calculated considering 25% of the revised profit	814,142

Breakdown of dividends payable and interest on shareholders´ equity:
Interest on shareholders’ equity	995,438
Total dividends and interest on shareholders’ equity distributed and proposed	995,438
IRRF on interest on shareholders’ equity	(149,316)
Total dividends and interest on shareholders’ equity, net	846,122

Dividends per share (amount in reais), net of IRRF	0.35

Interest on shareholders’ equity paid and/or payable is recorded against financial expenses which, for the purposes of presentation of the quarterly information, are reclassified and disclosed in the allocation of net income for the year/period, in changes in shareholders’ equity. Interest on shareholders’ equity received and/or receivable is recorded against financial revenue, with an impact on the equity accounting income. For disclosure purposes, the impacts on income are eliminated, and a reduction is recorded in the investment balance. As of December 31, 2019, the amount provisioned was R$995,438, of which R$ 313,600 was paid over the year and the remaining balance is recorded in the Company's current liabilities and paid in January 2020.

The balance on June 30, 2020 of the item “dividends and interest on shareholders´ equity payable” is composed of the amounts not paid in previous years in the amount of R$ 46,741.

Dividends not claimed – As provided for in the Brazilian Corporate Law, dividends and interest on shareholders’ equity that are declared but not claimed by shareholders for a period of three years are reversed to the shareholders’ equity according to the statute of limitations.

Regarding the statement of cash flow, interest on shareholders’ equity and dividends paid to shareholders were classified as “financing activities”.

26.        Long-term incentive plan

The Company's management benefits from the Long Term Incentive Program of the controlling shareholder, TIM Participações S.A., which proposes to remunerate participants with shares issued by the Company, subject to certain time and/or performance conditions.

2011-2013 Plan, 2014-2016 Plan and 2018-2020 Plan

At the annual meeting on August 5, 2011, April 10, 2014 and April 19, 2018, the shareholders of TIM Participações S.A. approved the long-term incentive plans, respectively the “2011-2013 Plan”, the “2014-2016 Plan” and the "2018-2020 Plan" for the senior Management and key executives of the Company and its subsidiary.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

The 2011-2013 and 2014-2016 Plans involve granting options, while the 2018-2020 Plan provides for the granting of shares.

The exercise of options under the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to share performance, as provided for in each Plan.

The 2018-2020 Plan, in turn, proposes granting to the participants shares issued by the Company, subject to certain time and/or performance conditions (attainment of specific targets). The number of shares may vary up or down depending on performance and possible declarations of dividends, considering the criteria specified for each Grant.

Share options of the 2011-2013 and the 2014-2016 Plans are effective for six years, and TIM Participações has no legal or informal obligation to repurchase or settle the options in cash. In the case of the 2018-2020 Plan, the effectiveness period is the same as the vesting period of three years. The 2018-2020 Plan, in turn, besides allowing for the transfer of shares, also provides for the possibility of making payments to the participants of the equivalent cash value.

The total amount of the expense is recognized during the vesting period: that is, the period during which specific vesting conditions must be met. On the date of each balance sheet, the Group reviews its estimates for the number of options/shares that will vest, considering vesting conditions not related to the market and time with the company.

It should also be taken into account that in 2017 there were no new grants, only the calculations of the vesting period from past grants.

The variations in the quantity of shares/options are presented below:

Date of grant	Granted shares options	Maturity date	Exercise Price	Balance at beginning of period	Granted in the period	Exercised in the period	Forfeited in the period	Falling due in the period	Balance at the end of the period
2018-2020 Plan -2nd Grant	796,054	Apr/23	R$ 14.40	796,054	-	-	-	-	796,054

2018-2020 Plan - 2nd Grant	930,662	Jul/22	R$ 11.28	897,244	-	-	-	-	897,244
2018-2020 Plan - 1st Grant	849,932	Apr/21	R$ 14.41	286,304	-	(105,143)	-	-	181,161
2014-2016 Plan - 3rd Grant	3,922,204	Nov/22	R$8.10	419,340	-	(124,277)	-	-	295,063
2014-2016 Plan - 2nd Grant	3,355,229	Oct/21	R$ 8.45	132,848	-	(111,077)	-	-	21,771
2014-2016 Plan - 1st Grant	1,687,686	Sep/20	R$ 13.42	378,286	-	(69,708)	-	-	308,578
2011-2013 Plan - 3rd Grant	3,072,418	Jul/19	R$ 8.13	-	-	-	-	-	-
2011-2013 Plan - 2nd Grant	2,661,752	Sep/18	R$ 8.96	-	-	-	-	-	-
2011-2013 Plan - 1st Grant	2,833,595	Aug/17	R$ 8.84	-	-	-	-	-	-
Total	20,109,532			2,910,076	-	(410,205)	-	-	2,499,871
Weighted average price for the period			R$ 12.36

* The data reported for the 2018-2020 Plan Grants already includes actions arising from: (i) the granting of dividends, (ii) the equivalence of conversion into cash and (iii) changes in performance. Situations provided for in the regulations. The concession period considers the month of deliberation by the Board of Directors.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Below are the significant data included in the model:

Date of grant	Weighted average base price of shares during the vesting period of the grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$ 8.84	51.73% pa	6 years	11.94% pa
2012 Grant	R$ 8.96	50.46% pa	6 years	8.89% pa
2013 Grant	R$ 8.13	48.45% pa	6 years	10.66% pa
2014 Grant	R$ 13.42	44.60% pa	6 years	10.66% pa
2015 Grant	R$ 8.45	35.50% pa	6 years	16.10% pa
2016 Grant	R$ 8.10	36.70% pa	6 years	11.73% pa
2018 Grant	R$ 14.41	NA	3 years	NA
2019 Grant	R$ 11.28	NA	3 years	NA
2020 Grant	R$ 14.40	NA	3 years	NA

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

  2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the 30 day period prior to July 20, 2011 (the date when the Board of Directors of TIM Participações approved the benefit).

  2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period July 1, 2012 to August 31, 2012.

  2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding July 20, 2013.

  2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors of TIM Participações (September 29, 2014).

  2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors of TIM Participações (September 29, 2015).

  2014-2016 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors (September 29, 2016).

  2018-2020 Plan – 1st Grant - Volume traded and the trading price of TIM Participações shares during the period from March 1, 2018 to March 31, 2018.

  2018-2020 Plan – 2nd Grant - Volume traded and the trading price of Tim Participações shares during the period from June 1, 2019 to June 30, 2019.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

  2018-2020 Plan - 3rd grant - trading volume and price of TIM Participações shares for the period from March 1, 2020 to March 31, 2020.

The Group recognizes the impact of review of its initial estimates, if any, in the statement of income, with a contra-entry in shareholders’ equity. As of June 30, 2019, expenses linked to said long-term benefit plans totaled R$ 4,605 (R$ 1,264 as of June 30, 2019).

27.        Net revenue

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

Revenue from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the product sold.

Contract Identification

The Company reviews all current commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the new accounting pronouncement CPC47 – Contract Receipts with Customers

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Identification of performance obligation

Based on the review of its contracts, the Company verified the existence of two performance obligations:

(i) sale of equipment; and

(ii) provision of mobile, landline and internet telephony services.

Therefore, the Company began to recognize revenues when, or as, the performance obligation is met when transferring the good or service promised to the customer; the asset is considered transferred when or as the customer obtains control of this asset.

Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 (CPC 47), the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Prior to the adoption of the standard, the Company recognized revenue from each element identified based on its contractual price, with the discount on the sale of handsets being allocated completely to the price of the handset.

As a consequence of the adoption of the new standard, an additional portion of the revenue was allocated to revenues from sale of handsets at the beginning of the contract, representing an increase in revenues from the sale of equipment in relation to previously adopted accounting practice. The difference between the amount of revenue and the amount of equipment sales revenue at the beginning of the contract was recognized at the time each as a contractual asset, allocated to service revenue along the contract period.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses (according to note 11) and deferred in the income over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	Consolidated
	06/2020	06/2019

Net operating revenue	8,202,414	8,453,568

Gross operating revenue	11,749,970	12,368,135

Service revenue	11,415,974	11,764,076
Service revenue – Mobile	10,571,398	10,955,793
Service revenue – Landline	844,576	808,283

Goods sold	333,996	604,059

Deductions from gross revenue	(3,547,556)	(3,914,567)
Taxes	(2,281,836)	(2,527,749)
Discounts given	(1,260,320)	(1,376,857)
Returns and other	(5,400)	(9,961)

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

28.        Operating costs and expenses

	Consolidated
	06/2020				06/2019
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

	(3,828,550)	(2,214,607)	(840,043)	(6,883,200)	(3,816,515)	(2,527,353)	(880,092)	(7,223,960)

Personnel	(27,546)	(298,614)	(174,356)	(500,516)	(27,629)	(312,492)	(228,430)	(568,551)
Third-party services	(313,427)	(849,348)	(253,346)	(1,416,121)	(302,613)	(1,042,852)	(239,743)	(1,585,208)
Interconnection and means of connection	(802,280)	-	-	(802,280)	(744,158)	-	-	(744,158)
Depreciation and amortization	(2,261,609)	(126,182)	(370,182)	(2,757,973)	(2,133,894)	(119,662)	(378,425)	(2,631,981)
Taxes, charges and contributions	(14,860)	(367,874)	(13,031)	(395,765)	(14,484)	(404,945)	(7,725)	(427,154)
Rentals and insurance	(164,926)	(59,234)	(1,469)	(255,629)	(152,849)	(64,554)	(10,096)	(227,499)
Cost of goods sold	(240,930)	-	-	(240,930)	(439,061)	-	-	(439,061)
Publicity and advertising	-	(159,632)	-	(159,632)	-	(213,050)	-	(213,050)
Provision for expected credit losses	-	(347,455)	-	(347,455)	-	(360,844)	-	(360,844)
Other	(2,972)	(6,268)	(27,659)	(36,899)	(1,827)	(8,954)	(15,673)	(26,454)

	Consolidated
	06/2020				06/2019
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

	-	-	(13,255)	(13,255)	-	-	(16,546)	(16,546)

Personnel	-	-	(6,768)	(6,768)	-	-	(13,617)	(13,617)
Third-party services	-	-	(5,034)	(5,034)	-	-	(2,445)	(2,445)
Taxes, charges and contributions	-	-	(1,286)	(1,286)	-	-	(173)	(173)
Rentals and insurance	-	-	(10)	(10)	-	-	(8)	(8)
Other	-	-	(157)	(157)	-	-	(303)	(303)

The Company and its subsidiary contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time when employees are working at the Company and its subsidiary. These plans do not originate any additional obligation for the Company. When an employee leaves the Company or its subsidiary during the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled, and that may represent a reduction in future contributions of the Company and its subsidiary to active employees, or a refund in cash of these amounts, are recorded in assets.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

29.        Other income (expenses), net

	Parent Company		Consolidated
	06/2020	06/2019	06/2020	06/2019
Income
Subsidy income, net	-	-	9,257	11,342
Fines on telecommunications services	-	-	16,416	25,641
Revenue from disposal of assets	-	-	780	879
Other income (i)	3,168	-	31,963	1,749,533
	3,168	-	58,416	1,787,395
Expenses
FUST / FUNTTEL (ii)		-	(65,724)	(67,835)
Taxes, charges and contributions		-	(318)	(1,357)
Provision for legal and administrative proceedings, net of reversal
	(3,192)	(46,458)	(141,541)	(315,756)
Expenses on disposal of assets	-	-	(9,022)	(4,362)
Other expenses	(41)	(45)	(16,373)	(21,253)
	(3,233)	(46,503)	(232,978)	(410,563)

Other revenues (expenses), net	(65)	(46,503)	(174,562)	1,376,832

(i)	The variation in the consolidated financial statements refers to the updating of credits from legal proceedings held by TIM Celular S.A. (incorporated by TIM S.A.) with a final decision in favor of the Company in the Superior Courts in 2019, which discussed the exclusion of ICMS from the calculation base of PIS and COFINS contributions. The amount of R$1,720 million was recorded under other revenues in June 2019 (note 9).

(ii)	Represent expenses incurred with contributions on the various telecommunications revenues owed to ANATEL, in accordance with current legislation.

30.        Financial income

	Parent Company		Consolidated
	06/2020	06/2019	06/2020	06/2019

Financial income	2,866	856	546,988	1,316,970
Interest on financial investments	653	849	37,302	41,581
Interest received from clients	-	-	14,053	17,647
Swap interest	-	-	12,837	10,238
Interest on leases	-	-	9,986	11,157
Monetary restatements (1)	2,186		44,697	1,173,470
Foreign exchange variation	26	7	35,054	36,155
Swap			391,837	23,476
Other revenues	1	-	1,222	3,246

(1) In 2019, it includes the amount of R$1,155,793 for updating credits from legal proceedings of TIM Celular S.A (Incorporated by TIM S.A) on the exclusion of ICMS from the PIS and COFINS tax base (note 9).

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

31.        Financial expenses

	Parent Company		Consolidated
	06/2020	06/2019	06/2020	06/2019

Financial expenses	(7,888)	(48,545)	(1,071,228)	(792,992)
Interest on borrowing and financing	-	-	(50,989)	(49,222)
Interest on taxes and charges	(28)	(27)	(5,278)	(6,902)
Swap Interest	-	-	(21,878)	(12,647)
Interest on leases	-	-	(379,856)	(407,220)
Monetary restatement	(5,934)	(46,932)	(90,081)	(186,709)
Discounts granted	-	-	(13,186)	(16,653)
Foreign exchange variation	(149)	(13)	(424,176)	(62,198)
Other expenses	(1,777)	(1,573)	(85,784)	(51,441)

32.       Income tax and social contribution expenses

	Consolidated
	06/2020	06/2019
Current income tax and social contribution
Income tax for the period	(26,092)	(152,301)
Social contribution for the period	(10,004)	(56,486)
Tax incentive - SUDENE / SUDAM (i)	26,092	88,087
	(10,004)	(120,700)
Deferred income tax and social contribution
Deferred income tax	(138,440)	(638,224)
Deferred social contribution	(49,838)	(229,760)
	(188,278)	(867,984)
Provision for income tax and social contribution contingencies
	-	400
	(188,278)	(867,584)
	(198,282)	(988,284)

The reconciliation of income tax and social contribution expenses calculated by applying the tax rates combined with the amounts reflected in the result is shown below:

	Parent Company		Consolidated
	06/2020	06/2019	06/2020	06/2019
Income before income tax and social contribution
	422,130	2,138,888	620,412	3,130,418

Combined tax rate	34%	34%	34%	34%
Combined tax rate on income tax and social contribution
	(143,524)	(727,222)	(210,940)	(1,064,342)
(Additions) / Exclusions:
Tax losses and temporary (unrecognized) differences recognized
	(6,192)	(36,445)	(6,192)	(36,445)
Income from equity accounting	149,760	764,873	-	-

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Permanent additions (exclusions):
Non-deductible expenses for tax purposes	(44)	(103)	(11,433)	28,861
Tax incentive	-	-	28,671	88,087
Other amounts	-	2,143	1,612	(4,445)
	143,524	730,468	12,658	76,058
Income and social contribution taxes recorded in income for the period
	-	3,246	(198,282)	(988,284)
Effective tax rate	-	-	31.96%	31.57%

(i) As mentioned in note 25 c.3, so that investment grants are not included in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The subsidiary TIM SA has tax benefits (SUDENE / SUDAM) that fall under these rules.

33.       Earnings per share

(a)       Basic

The basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company, by the weighted average number of common shares outstanding during the period, excluding ordinary treasury shares.

	06/2020	06/2019

Income attributable to shareholders of the Company	422,130	2,142,134

Weighted average number of common shares issued (thousands)	2,420,780	2,420,693

Basic earnings per share (expressed in R$)	0.17	0.88

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume the conversion of all dilutive potential shares.

	06/2020	06/2019

Income attributable to shareholders of the Company	422,130	2,142,134

Weighted average number of common shares issued (thousands)	2,420,936	2,421,279

Diluted earnings per share (expressed in R$)	0.17	0.88

The calculation of diluted earnings per share considered 155 thousand shares (586 thousand shares in 2019) related to the grants of the 2011-2013 Plan and the 2014-2016 Plan, as mentioned in note 26.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

34.       Balances and transactions with related parties

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	06/2020	12/2019
Telecom Italia Sparkle (1)	2,663	1,949
TI Sparkle (3)	3,330	2,007
TIM Brasil (4)	6,065	5,429
Gruppo Havas (6)	47,280	-
Other	1,153	1,035
Total	60,491	10,420

	Liabilities
	06/2020	12/2019

Telecom Italia S.p.A. (2)	144,309	80,825
Telecom Italia Sparkle (1)	11,570	6,531
TI Sparkle (3)	4,978	3,731
TIM Brasil (4)	6,101	6,056
Vivendi Group (5)	1,152	1,164
Gruppo Havas (6)	21,731	11,049
Other	7,996	2,467
Total	197,837	111,823

	Revenue
	06/2020	06/2019

Telecom Italia S.p.A. (2)	830	235
Telecom Italia Sparkle (1)	1,964	3,116
TI Sparkle (3)	2,019	252
Total	4,813	3,603

	Costs/Expenses
	06/2020	06/2019

Telecom Italia S.p.A. (2)	52,254	45,932
Telecom Italia Sparkle (1)	12,743	15,434
TI Sparkle (3)	9,870	9,343
Vivendi Group (5)	1,177	1,320
Gruppo Havas (6)	91,125	144,586
Others	12,315	8,920
Total	179,484	225,535

(1) Indirect parent company. The values refer to roaming, value-added services - VAS, assignment of means and international voice-wholesale according to contractual conditions between the parties.

(2) The values refer to roaming service, technical assistance and value-added services – VAS – and royalty payments.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

On May 17, TIM Participações and Telecom Italia entered into a trademark license agreement, formally granting TIM Part and its subsidiaries the right to use the "TIM" trademark for the payment of royalties in the amount of 0.5 % of the company's net revenue. Payment is made quarterly.

(3) The values refer to rental of links, EILD rental, rental of means (submarine cable) and signaling service according to contractual conditions between the parties.

(4) Direct controller of the Company. Amounts refer mainly to judicial deposits made due to labor claims.

(5) Shareholder of TIM SpA The values refer to value added services - VAS.

(6) Of the values described above, in the result, refer to advertising services, of which, R$ 84,975 (R$ 138,404 on June 30, 2019), are related to media transfers.

The balance sheet account balances are recorded in the following groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

The Company has social investment actions that include donations, projects developed by Instituto TIM and sponsorships. As at June 30, 2020 the Company invested R$ 2,072 (R$ 2,527 as at June 30, 2019) with own resources for social benefit.

35.        Management remuneration

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	06/2020	06/2019

Short-term benefits	10,002	13,146
Long-term benefits	1,432	900
Share-based payments remuneration	2,970	2,912
	14,404	16,958

36.        Financial instruments and risk management

The financial instruments registered by the Company and its subsidiary include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustments, exchange variations and variations arising from measurement at fair value, where applicable, are recognized in income as they are incurred, under financial income or expenses.

Derivatives are initially recognized at fair value as at the date of the derivative agreement and subsequently revised to fair value. The method used to recognize any gain or loss depends on whether or not the derivative is assigned as a hedge instrument in cases where hedge accounting is adopted.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Through its subsidiary, the Company performs non-speculative derivative transactions, to: i) reduce the exchange variation risks, and ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap and options.

The Company’s financial instruments are presented, through its subsidiary, in compliance with IFRS 9 / CPC 48.

The major risk factors to which the Company and its subsidiary are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of the subsidiary incurring: i) losses on unfavorable exchange rate fluctuations, which would increase the outstanding balances of borrowing and financing taken in the market along with the related cost expenses, or ii) an increase in the cost of commercial agreements affected by exchange variations. In order to reduce this kind of risk, the subsidiary enters into swap contracts with financial institutions for the purpose of avoiding the impact of foreign exchange fluctuations on the financial results, and trade agreements containing sections that provide for foreign exchange bands with the purpose of partially reducing exchange rate risks, or US Dollar stock options intended to reduce foreign exchange exposure risks in business contracts.

As at June 30, 2020, the borrowing and financing of the subsidiary indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are recorded in the results of the subsidiary.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- The possibility of variations in the fair value of financing obtained by the subsidiary indexed to TJLP, IPCA and / or TLP, when such rates do not proportionally follow the rates referring to Interbank Deposit Certificates (CDI). As of June 30, 2020, the subsidiary did not have any exposure to TJLP, IPCA and / or TLP.

- The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the subsidiary, due to the portion of debt and the liability positions that the subsidiary has in swap contracts linked to floating interest rates (percentage of CDI). However, on June 30, 2020, the subsidiary maintains its financial resources invested in Interbank Deposit Certificates (CDI), which substantially reduces this risk.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

(iii) Credit risk inherent to providing services

The risk is related to the possibility of the subsidiary calculating losses arising from the subscribers’ inability to honor the payments of the amounts billed. In order to minimize this risk, the subsidiary performs preventive credit analyzes of all orders charged by the sales areas and monitors accounts receivable from subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable as of June 30, 2020 and December 31, 2019 or revenue from services provided.

(iv) Credit risk inherent to sales of handsets and prepaid phone cards

The Group’s policy for the sale of handsets and the distribution of prepaid phone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the accounts receivable portfolio, the monitoring of borrowing conditions, the positions and order limits established for traders, the constitution of collateral are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. There are no customers who have contributed more than 10% of merchandise sales revenue during the period ended June 30, 2020 and 2019. There are no customers who have contributed more than 10% of accounts receivable net of sale of goods on June 30, 2020 and December 31, 2019.

(v) Liquidity risk

- Liquidity risk arises from the need for cash to meet the Company's obligations. The Company structures the maturity dates of its non-derivative financial instruments and of its respective derivative financial instruments so as not to affect liquidity.

- The Company’s liquidity and cash flow management is performed on a daily basis in order to ensure that the operating cash generation and prior funding, whenever necessary, are sufficient to maintain its schedule of operational and financial commitments.

- All financial investments of the Company have daily liquidity, and Management may, in specific cases: i) review the dividend payment policy, ii) issue new shares, and/or iii) sell assets in order to improve liquidity.

In order to eliminate any liquidity risk during the pandemic, the Company opted to reinforce its cash flow by R$ 1,000,000 through new borrowings with The Bank of Nova Scotia and BNP Paribas. The first in the amount of R$ 574,200, raised in April and the second in the amount of R$ 425,800 to be disbursed in July 2020.

(vi) Financial credit risk

The cash flow estimate is made and aggregated by the Finance and Treasury department of the Company. This department monitors the continuous liquidity requirements estimate to ensure that the Company has sufficient cash to meet its operating needs. This estimate takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, compliance with regulatory, external or legal requirements.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

This risk relates to the possibility of the Company and its subsidiary incurring losses due to difficulties in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiary minimizes the risk associated with these financial instruments by operating only with sound financial institutions and adopting policies that establish maximum risk concentration levels per institution.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	06/2020				12/2019
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions involving derivatives	421,513	(13,543)	407,970	46,511	(4,405)	42,106

Current portion	83,583	(13,543)	70,040	16,602	(858)	15,744
Non-current portion	337,930	-	337,930	29,909	(3,547)	26,362

The consolidated financial derivative instruments with long-term maturities as at June 30, 2020 were as follows:

	Assets	Liabilities

2021	245,798	-
2022	31,913	-
2023 onwards	60,219	-
	337,930	-

Non-derivative financial liabilities mainly represent suppliers, dividends payable and other obligations maturing in the next 12 months, except for borrowing and financing and financial leases, whose nominal payment flows are disclosed in Notes 20 and 16.

Consolidated financial assets and liabilities valued at fair value:

	06/2020
	Level 1	Level 2	TOTAL

Total assets	259,225	421,513	680,738

Financial assets at fair value through income or loss	259,225	421,513	680,738

Derivatives used for hedge	-	421,513	421,513
Marketable securities	259,225	-	259,225

Total liabilities	-	13,543	13,543

Financial liabilities at fair value through profit or loss	-	13,543	13,543

Derivatives used for hedge	-	13,543	13,543

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

	12/2019
	Level 1	Level 2	TOTAL

Total assets	658,328	46,511	704,839

Financial assets at fair value through income or loss	658,328	46,511	704,839

Derivatives used for hedge	-	46,511	46,511
Marketable securities	658,328	-	658,328

Total liabilities	-	4,405	4,405

Financial liabilities at fair value through profit or loss	-	4,405	4,405

Derivatives used for hedge	-	4,405	4,405

The fair value of financial instruments traded on active markets is based on quoted market prices as at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise investments in CDBs and repurchases classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely to the minimum extent possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•                 Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•                 The fair value of interest rate swaps is calculated as the present value of the estimated future cash flow based on observable yield curves.

•                 Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on the future cash flow (asset and liability position), taking into account the contracted conditions and bringing this flow to its present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on the information available and on the Company’s own valuation methodologies.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

June 30, 2020

	Measured at amortized cost	Fair value through profit or loss	Total
Assets, according to the balance sheet	7,233,395	680,738	7,914,133
Derivative financial instruments	-	421,513	421,513
Trade accounts receivables and other accounts receivable, excluding prepayments	3,031,235	-	3,031,235
Marketable securities	-	259,225	259,225
Cash and cash equivalents	3,074,436	-	3,074,436
Leases	154,761	-	154,761
Judicial deposits	920,735	-	920,735
Regulatory credits recoverable	52,228	-	52,228

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	13,035,664	13,543	13,049,207
Borrowing and financing	3,088,449	-	3,088,449
Derivative financial instruments	-	13,543	13,543
Suppliers and other obligations, excluding legal obligations	2,068,786	-	2,068,786
Leases	7,831,688	-	7,831,688
Dividends and interest on shareholders´ equity payable	46,741	-	46,741
December 31, 2019

	Measured at amortized cost	Fair value through profit or loss	Total
Assets per balance sheet	6,769,033	704,839	7,473,872

Derivative financial instruments	-	46,511	46,511
Trade accounts receivable and other accounts receivable, excluding prepayments	3,287,855	-	3,287,855
Marketable securities	-	658,328	658,328
Cash and cash equivalents	2,284,810	-	2,284,810
Leases	156,379	-	156,379
Judicial deposits	1,006,899	-	1,006,899
Regulatory credits recoverable	33,090	-	33,090

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

	Measured at amortized cost	Fair value through profit os loss	Total
Liabilities, according to the balance sheet	14,310,830	4,405	14,315,235
Borrowing and financings	2,029,088	-	2,029,088
Derivative financial instruments	-	4,405	4,405
Suppliers and other obligations, excluding legal obligations	3,923,035	-	3,923,035
Leases	7,780,870	-	7,780,870
Dividends and interest on shareholders´ equity payable	577,837		577,837

The regular purchases and sales of financial assets are recognized as at the trade date – the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowing in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments hedging against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

As of June 30, 2020, there are no types of margins or guarantees applied to operations with derivative financial instruments of the Company and its subsidiary.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The operations with derivative financial instruments contracted by the subsidiaries and in force on June 30, 2020 and December 31, 2019 are shown in the table below:

June 30, 2020

	COUNTERPARTY				Coverage	AVERAGE RATES SWAP
Currency	Type	Debt	SWAP	Total Debt	Total Swap (Asset side)		Asset side	Liability side
USD	LIBOR X DI	KfW Finnvera	JP Morgan and Bank of America	416,562	416,562	100%	LIBOR 6M + 0.75% pa	85.13% of the CDI
USD	PRE X DI	CISCO	JP Morgan	27,418	27,418	100%	2.50% pa	84.50% of CDI

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

EUR	PRE X DI	Bank of America	Bank of America[1]	550,796	550,828	100%	0.33% pa	108.05% of the CDI
USD	PRE X DI	The Bank of Nova Scotia	Scotiabank[1]	1,086.093	1,086,887	100%	1.72% pa	134,43 %d the CDI

¹ In certain swap contracts, the asset side includes income tax costs (15%). The coverage remains 100% after related taxes.

December 31, 2019

	COUNTERPARTY				Coverage	AVERAGE RATES SWAP
Currency	Type	Debt	SWAP	Total Debt	Total Swap (Asset side)		Asset side	Liability side
USD	LIBOR X DI	KfW / Finnvera	JP Morgan and BOFA	330,217	330,217	100%	LIBOR 6M + 0.75% pa	85.50% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	40,366	40,366	100%	2.50% pa	84.50% of CDI

In addition to the swap operations mentioned in the above tables, the Company, in order to reinforce liquidity in the face of the pandemic scenario, closed on May 22 a forward swap operation at the cost of 155% of CDI for a foreign currency borrowing contract with Banco BNP Paribas. The new debt, in the amount of R$425.8mln, is scheduled to be disbursed on July 15 of this year and will mature on January 15, 2022 (maturity of 1.5 years). The swap closed in advance has the same payment flow as the debt for its full protection. In this operation there is no exchange risk since the dollar at the beginning of the operation (Debt and SWAP) is the same.

In June 2019, the Company entered into a structured options operation in the notional amount of USD 15 million. The operation protects the company from the effects of exchange variation arising from its commercial contracts in a range from R$ 5.30/USD to R$ 6.00/USD. The operation consists of 7 options in the amount of USD 2.14 million each and maturing from June to December 2020. The options were acquired for the net amount of R$ 2.57 million. On June 30, the value of the marked-to-market options amounts to R$2.75 million.

Demonstrative table the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was carried out considering the variables CDI, US Dollar (USD), Euro (EUR) and Libor, individually, in three different scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the variation of the CDI, USD, EUR and Libor, used in operations as appropriate, and for each scenario, the percentages and quotations indicated below were used:

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

CDI Sensitivity Scenario

	Description	06/2020	Probable Scenario	Possible Scenario	Remote Scenario

	Debt in USD and EUR (Cisco, KFW Finnvera, Scotia, BofA)	2,522,703	2,522,703	2,522,703	2,522,703
	A) ∆ Aggregate debt variation			-	-
	Fair value of asset side of swap (+)	2,522,703	2,522,703	2,522,703	2,522,703
	Fair value of the liability side of swap (-)	(2,116,912)	(2,116,912)	(2,118,720)	(2,120,547)
	Swap result	405,791	405,791	403,983	402,156
	B) ∆ Aggregate swap variation			(1,807)	(3,635)
	C) Final result (B-A)			(1,807)	(3,635)
Risk variable	Probable scenario		Possible scenario	Remote scenario
	(current)
CDI	2.15%		2.69%	3.23%
USD	5.4760		5.4760	5.4760
EUR	6.1539		6.1539	6.1539
Libor	0.3614%		0.3614%	0.3614%

USD Sensitivity Scenario

Description	06/2020	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD and EUR (Cisco, KFW Finnvera, Scotia, BofA)	2,522,703	2,522,703	2,906,731	3,290,758
A) ∆ Aggregate debt variation			384,027	768,055
Fair value of asset side of swap (+)	2,522,703	2,522,703	2,906,731	3,290,758
Fair value of liability side of swap (-)	(2,116,912)	(2,116,912)	(2,116,912)	(2,116,912)
Swap result	405,791	405,791	789,818	1,173,846
B) ∆ Aggregate swap variation			384,027	768,055
C) Final result (B-A)			-	-

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	2.15%	2.15%	2.15%
USD	5.4760	6.8450	8.2140
EUR	6.1539	6.1539	6.1539
Libor	0.3614%	0.3614%	0.3614%

EUR Sensitivity Scenario

Description	06/2020	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD and EUR (Cisco, KFW Finnvera, Scotia, BofA)	2,522,703	2,522,703	2,659,353	2,796,003
A) ∆ Aggregate debt variation			136,650	273,300
Fair value of asset side of swap (+)	2,522,703	2,522,703	2,659,353	2,796,003

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Fair value of liability side of swap (-)	(2,116,912)	(2,116,912)	(2,116,912)	(2,116,912)
Swap result	405,791	405,791	542,441	679,091
B) ∆ Aggregate swap variation	163,650	273.300
C) Final result (B- A)	-	-

Risk variable	Probable scenario	Possible scenario	Remote scenario
(current)
CDI	2.15%	2.15%	2.15%
USD	5.4760	5.4760	5.4760
EUR	6.1539	7.6924	9.2309
Libor	0.3614%	0.3614%	0.3614%

Libor Sensitivity Scenario

Description	06/2020	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD and EUR (Cisco, KFW Finnvera, Scotia, BofA)	2,522,703	2,522,703	2,523,441	2,524,179
A) ∆ Aggregate debt variation	-	-	738	1,475
Fair value of asset side of swap (+)	2,522,703	2,522,703	2,523,441	2.524.179
Fair value of liability side of swap (-)	(2,116,912)	(2,116,912)	(2,116,912)	(2,116,912)
Swap result	405,791	405,791	406,529	407,267
B) ∆ Aggregate swap variation			738	1,475
C) Final result (B-A)			-	-

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	2.15%	2.69%	3.23%
USD	5.4760	5.4760	5.4760
EUR	6.1539	6.1539	6.1539
Libor	0.3614%	0.3614%	0.3614%

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions, the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge in separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

Attention is drawn to the fact that the sole purpose of the transactions entered into by the subsidiaries involving derivative financial transactions is to protect their balance sheet positions. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

Sensitivity analyses referring to the derivative financial instruments outstanding as at June 30, 2020 were conducted basically taking into account the assumptions surrounding the variations in market interest rates and the variation of the US Dollar used in the swap agreements. The use of those assumptions in the analyses was exclusively due to the characteristics of the derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Table with gains and losses with derivatives in the period

06/2020
Net income on USD x CDI transactions	382,978

Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or issuing new shares or selling assets to reduce its level of indebtedness, for example.

Changes in financial liabilities

Changes in liabilities due to financing activities, such as borrowing and financing, leases and financial instruments are presented below:

	Borrowing and financing	Leases	Derivative financial instruments (assets) liabilities
December 31, 2019	2,029,088	7,780,870	(42,106)
Inflows	1,374,200	510,719	(2,570)
Financial expenses	70,911	399,273	9,040
Foreign exchange variations, net	391,834	-	(392,018)
Payments	(777,584)	(859,174)	19,685

June 30, 2020	3,088,449	7,831,688	(407,969)

(i) As mentioned in Note 2.f, the Company decided to adopt the pronouncement IFRS 16/CPC 06(R2) – Lease, retroactively with the effect of the application as at January 1, 2019. Therefore, the lease previously classified as a financial lease, using CPC 06 (IAS 17), the book value of the right-of-use asset and of the lease liability on the date of initial application of the standard, comprised the book value of the lease asset and of the lease liability immediately prior to the application of this new standard, in accordance with CPC 06 (IAS 17). However, for such leases, as determined by the new standard, the Company is required to become to measure the right-of-use asset and the lease liability as from the initial application based on the new standard. Thus, the lease previously measured in accordance with IAS 17/CPC 06 was remeasured as at March 31, 2019, specifically with respect to the exclusion of variable lease payments that depend on an index or a rate, given that the projected inflation took into account for the period of the agreements previously measured in accordance with IAS 17/CPC 06.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

37. Pension plans and other post-employment benefits

	06/2020	12/2019

PAMEC/ asset policy and medical plan	5,782	5,782

ICATU, SISTEL and FUNCESP

The Company has been sponsoring a private pension plan with defined benefits for a group of employees from the former TELEBRÁS system under the administration of the Fundação Sistel de Seguridade Social – SISTEL and of ICATU Multi-sponsored fund. In addition to the plans coming from the Telebrás System, there is also a plan managed by Fundação CESP resulting from the merger of AES Atimus.

The pension plans mentioned, as well as the medical plans, are briefly explained below:

PBS Assisted (PBS-A Tele Celular Sul and PBS-A Tele Nordeste Celular): SISTEL's benefit plan, which has defined benefit characteristics and includes inactive employees who were part of the plans sponsored by the companies of the former TELEBRÁS System;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for inactive employees, such plan being multi-sponsored, under administration of ICATU Multi-sponsored fund;

Management Agreement: management agreement for the payment of pensions to retirees and pensioners, for the retirees of the Company's predecessors, under administration of ICATU Multi-sponsored fund;

PAMEC/Asset Policy: health care plan to the supplemented, for the retirees of the Company's predecessors;

AES Telecom: Part of the supplementary pension and pension plan PSAP, managed by the CESP Foundation, which is the Company's responsibility, in view of the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA, later incorporated to TIM Celular which was incorporated by the Company.

Medical Plan Fiber: Provision for the maintenance of a health plan as a post-employment benefit to former employees of AES Atimus (as established in law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM Celular and later incorporated by the Company.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

38.        Insurance

The Company and its subsidiary maintain a policy for monitoring the risks inherent in its operations. As a result, on June 30, 2020, the Company and its subsidiaries had insurance contracts in place to cover operational risks, civil liability, cyber risks (cyber), health, among others. The Management of the Company and its subsidiary believes that the policies represent sufficient amounts to cover possible losses. The main assets, liabilities or interests covered by insurance and the respective amounts are shown below:

Types	Amount Insured
Operating risk	R$ 33,331,157
General Liability - RCG	R$ 80,000
Cybernetic risks (cyber)	R$ 28,521
Vehicles (executive and operational fleets)	R$1,000 for civil liability optional (property damages and personal injury) and R$100 for moral damages.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

39. Subsequent Events

New offers with C6

On March 26, 2020, TIM S.A. and BANCO C6 S.A., known as "Partners", concluded negotiations on a strategic partnership with the objective of developing combined offers with special benefits for the Partners' customer bases. For the first time, digital banking and telecommunications services are united in a single proposition. The agreement also provides for the possibility to exploit synergies in sales and payment channels, expanding the distribution of offers and optimizing costs.

The partners highlight the innovative character of the contract they have concluded, which focuses on offering convenience through the integration of essential services to customers' daily lives. This approach offers great potential for generating value for both companies through the growth of the user base and increased customer loyalty. In this context, TIM wants to position itself ahead of the market, creating a competitive differentiation factor based on innovation and service offering.

This agreement does not create a joint venture and, therefore, TIM maintains the independence of its operations. However, depending on the evolution of the results of the partnership, TSA will become a minority shareholder of C6, through a mechanism of remuneration based on objectives.

This partnership marked the entry of the operator in the financial segment in a way unprecedented in Brazil, in the first joint effort between a telco and a digital bank to jointly develop solutions for its customers.

In July 2020, the first offer was launched in partnership with Banco C6, with special conditions for TIM´s customers that are also C6 customers. In this first movement, TIM’s Control clients that open an account with the bank and pay their phone bills through it will receive a doubled internet franchise. Also, TIM’s Prepaid clients will earn a 3GB bonus package when they make recharges of at least R$ 15.00 using the C6 Bank app. On the other hand, C6 Bank will offer the clients a credit card without annuity that can be used to parcel smartphone purchases in TIM stores in up to 18 installments with no interest. This innovative partnership offers large potential of value generation to both companies through client base growth and higher customer loyalty.

Corporate restructuring

TIM Participações S.A. (“TIM Participações”) is a publicly traded company headquartered in the city of Rio de Janeiro, RJ, controlled by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and held 66.58% of TIM Participações on March 31, 2020 and December 31, 2019.

TIM S.A. (“TIM” and/or “Company”) is a publicly held company fully controlled by TIM Participações S.A. (“TIM Participações”) – a company of the Telecom Italia Group.

The Company renders the Landline Telephone Services (“STFC”) in the modalities National Long Distance and International Long Distance, as well as the Personal Mobile Service (“SMP”) and the Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District. The services provided by the Company are regulated by Agência Nacional de Telecomunicações (ANATEL), the telecommunications regulatory agency in the country.

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TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION As at June 30 (In thousands of Reais, except as otherwise stated)

The management of TIM Participações and its subsidiary TIM S.A., in a meeting held on July 29, 2020, approved the submission to the general meeting of the Company, to be held on August 31, 2020, of the proposal to incorporate TPAR into its subsidiary, TSA (“Merger”), remaining the company listed in the special Novo Mercado segment of B3 – Brasil, Bolsa, Balcão.

TIM highlights that the result of this merger will not have an impact on its minority shareholders, since TSA will remain with the same management structure and best corporate governance practices, as well as bring significant gains in operating and financial efficiency.

The transaction consists of the merger of TPAR into TSA, which remains a company listed on the B3 – Brasil, Bolsa, Balcão, in the special listing segment Novo Mercado.

The main objective of the merger is to make TIM’s operational and financial structure more efficient by reducing its corporate structure, thereby optimizing accounting and tax procedures with a consequent reduction in operating expenses.

New borrowing line

On July 15, 2020, the Company, through its subsidiary, disbursed a new borrowing line with Banco BNP Paribas in the amount of R$426 million. The borrowing was negotiated in advance and corroborates the Company’s conservative approach to the economic impacts generated by COVID-19. On the same date, the payment of R$1 billion was also made in relation to the first issue of TIM S.A.´s Debentures, carried out in January 2019.

TIM submit a Binding Offer for Oi mobile assets alongside with “Vivo” and “Claro”

On July 18th, 2020, the Company's Board of Directors approved a binding offer for the acquisition of Oi Group's mobile business by TIM S.A. (wholly owned subsidiary of TIM Participações S.A.), alongside with “Vivo” and “Claro” (Offerors). This binding offer was subjected to some conditions, especially to Offerors selection as stalking horse (first bidder). The joint offer comprised all the assets that constitutes the “UPI of Mobile Assets” described in the Material Fact and Attachments of June 15th, 2020, released by the company Oi S.A - In Judicial Recovery. In summary, the main assets are: radio frequency authorization terms; Personal Mobile Service customer base; right to use space in buildings and towers; mobile access or core network elements; and systems/platforms.

On July 27th, the Offerors extended their proposal and reviewed its condition. The joint offer is composed by the amount of R$ 16.5 billion and the possibility of signing long-term contracts with the Oi Group for the use of infrastructure. The revised binding offer continue to be subject to certain conditions, especially with regards to Offerors selection as “stalking horse” which shall guarantee the “right to top” other offers in the competitive process for the sale of Oi Group’s mobile business.

112

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Section 163 of Law No. 6,404/76 (“Brazilian Corporate Law”), conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on June 30th, 2020, and taking into account the information provided by the Company's management and by EY, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Additionally, after the analysis and discussion of all documents regarding the merger proposal of the Company into its wholly-owned subsidiary, TIM S.A. (“Surviving Company” and “Merger”, respectively), pursuant to Sections 223, 224, 225, 227 and 264 of the Brazilian Corporate Law and of CVM Instruction No. 565/2015, namely: (i) Protocol and Justification of Merger, executed on July 29th, 2020, between the managements of the Company and of the Surviving Company, containing the reasons, purposes, criteria and conditions of the Merger; (ii) Valuation of the Company’s Assets at Book Value, base date of March 31st, 2020 (“Base Date”), conducted by Apsis Consultoria e Avaliações Ltda.; (iii) Valuation of the Net Assets of the Company and of the Surviving Company at Market Value, on Base Date, conducted by Apsis Consultoria Empresarial Ltda.; (iv) Proposal of the Surviving Company’s By-laws, duly amended and consolidated; and (v) Pro Forma Financial Information of the Surviving Company on Base Date, reflecting the effects of the Merger as if it had already been completed, which were submitted to reasonable assurance by EY, as well as based on the information and clarifications received, the members of the Fiscal Council concluded, unanimously, that the documents examined are in order, expressing a favorable opinion on the approval of the above-mentioned documents and proposal by the Extraordinary Shareholders’ Meeting to be convened.

Rio de Janeiro, July 29th, 2020.

WALMIR KESSELI Chairman of the Fiscal Council	JARBAS T. BARSANTI RIBEIRO Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council
113

STATUTORY OFFICERS’ STATEMENT

Pietro Labriola (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the Company’s Quarterly Information for the period ended on June 30th, 2020.

Rio de Janeiro, July 29th, 2020.

PIETRO LABRIOLA Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer
JAQUES HORN Legal Officer
114

STATUTORY OFFICERS’ STATEMENT

Pietro Labriola (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM Participações S.A., declare, in accordance with Section 25, paragraph 1, item V of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Quarterly Information for the period ended June 30th, 2020.

Rio de Janeiro, July 29th, 2020.

PIETRO LABRIOLA Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer
JAQUES HORN Legal Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 29, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.